UniCredit Group

File No. 82 - 3185

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

SEC Mail Processing
Section

DEC 29 2008

Washington, DC
111

Milan, December 22nd 2008

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Consolidated quarterly report as at September 30 2008".

With kindest regards, we remain,

SUPPL

Yours faithfully,
UniCredit SpA
Direzione Generale

PROCESSED
JAN 12 2009
THOMSON REUTERS

[redacted]

08006373

UniCredit S.p.A

Sede Sociale
Via A. Specchi, 16
00186 Roma

Direzione Generale
Piazza Cordusio
20123 Milano

UniCredit Group



Consolidated Quarterly Report as at September 30, 2008

UniCredit S.p.A
Registered Office: Roma, A. Specchi, 16
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: €6,684,287,462.00 fully paid in

UniCredit Group



Consolidated Quarterly Report as at September 30, 2008



Board of Directors and Board of Statutory Auditors

	Board of Directors
Dieter Rampl	**Chairman**
Gianfranco Gutty	**First Deputy Chairman**
Franco Bellei Berardino Libonati Fabrizio Palenzona Anthony Wyand	**Deputy Chairmen**
Alessandro Profumo	**CEO**
Manfred Bischoff Vincenzo Calandra Buonaura Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Max Dietrich Kley Marianna Li Calzi Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Hans-Jürgen Schinzler Nikolaus von Bomhard Franz Zwickl	**Directors**
Lorenzo Lampiano	**Company Secretary**
	Board of Statutory Auditors
Giorgio Loli	**Chairman**
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	**Standing Auditors**
Massimo Livatino Giuseppe Verrascina	**Alternate Auditors**
Ranieri de Marchis	**Nominated Official in charge of drawing up Company Accounts**



Contents

Notes

The following conventional symbols have been used in the tables:
- **a dash** (-) indicates that the item/figure is inexistent;
- **two stops** (..) or (n.s.) when the figures do not reach the minimum considered significant or are not in any case considered significant.
- n.d. indicates that the figure is not available.

Unless otherwise indicated, all amounts are in **millions of euros**.

Introduction

Prefatory Note to the Quarterly Report

This quarterly report, prepared in compliance with §154-ter, ¶5 Law 58/1998, has been drawn up under IFRS as described in the Note at the end of this Report. Press releases relating to the significant facts of the period are available in the UniCredit website, together with the presentation made to the market of our Q3 2008 results.

Since the end of the 2007 financial year, the most significant changes in the scope of consolidation were:

- The inclusion of the Ukrsotsbank Group.
- The inclusion of 31 small firms, already controlled but not consolidated (20 belonging to the HVB Group and 11 to the BA-CA Group).
- The exclusion of BPH and the Czech bank Hypostavebni Sporitelna AS, as well as the former Capitalia Group companies FIMIT and Communication Valley.

Further significant changes in the scope of consolidation which occurred between September and December 2007 related mainly to:

- The absorption of Capitalia SpA by UniCredit SpA effective October 1, 2007. Initial consolidation of the Capitalia Group occurred as from that date in accordance with IFRS 3 - Business Combinations.
- The inclusion of the JSC ATF Bank Group purchased by BA-CA in November 2007, as well as of the four conduits sponsored by HVB (BUFCO, Black Forest, Arabella and Salome) and the Euro Immo Profil property fund, which were consolidated as of December 2007.
- The exclusion of FMS Bank, sold by HVB at end-December 2007.

The 2007 condensed income statements included in the Interim Report on Operations for comparison purposes have been restated as if the business combination with the Capitalia Group had occurred at the beginning of 2007. For the sake of comparability, the restated income statement also discloses "normalized" changes over first nine months 2007, which take into account the perimeter changes (in addition to Capitalia Group already included in the pro-forma statement), exchange-rate differences vis-à-vis the currencies used to convert subsidiaries' income statements, as well as the effects of the TFR (Italian severance pay system) reform and the changes in the BA-CA Pension Fund on Payroll costs in 2007.

It should be noted that, starting with the March 31, 2008 quarterly report, the condensed income statement's format was modified in order to better disclose, from a business standpoint, operating lease results - depreciation relating to operating leases being reclassified to 'other net operating income' in which the lease rentals were already included - and to avoid individual income statement items being affected by the economic effects of purchase price allocation under the business combination with the Capitalia Group these were reclassified in their own item.

The main assets recognized under IFRS 5 as "Non-current assets and disposal groups classified as held for sale" in the balance sheet as at September 30, 2008 were those relating to IRFIS-Mediocredito della Sicilia SpA and 184 branches to be disposed of as instructed by the *Autorità Garante della Concorrenza e del Mercato* (Italy's Competition Authority) in its authorization of the absorption by UniCredit SpA of Capitalia SpA.

Results by business area (segment reporting) are presented - as in the 2007 Accounts - on the basis of the organizational structure approved by the Board of Directors in July 2007, i.e. details for the seven business divisions (Retail, Corporate, Private Banking, Asset Management, Markets & Investment Banking, Poland's Markets and Central and Eastern Europe) are provided up to profit before tax. For the Central and Eastern Europe and Poland's Markets Divisions, profit after tax for the period is also presented in a specific chapter of this report.

In Q3 2008, as part of the Group's ongoing reorganization, the make-up of the Divisions was changed by moving UniCredit's New York, Hong Kong and Paris branches from the Corporate Center to Corporate banking, UniCredit Infrastrutture from Corporate Banking to the MIB Division, and some of MCC's activities from MIB to Corporate Banking. The income statements of the Retail, Private Banking and Leasing Divisions were also affected by the corporate reorganization of MCC and Fineco Bank, whereby their respective Corporate Centers were dismantled, and there were some minor perimeter changes in the attribution of their respective activities to individual Divisions. The Divisions' prior-period income statements have been restated to take these changes into account.

Reclassification of Certain Financial Instruments

On October 15, 2008 the European Commission issued its Regulation 1004 transposing the changes to IAS 39 made by IASB which permit - at certain conditions - the reclassification of financial instruments, in relation to which there has been a change of management strategy, from "Financial assets held for trading" or "Available-for-sale financial assets" to other categories.

In compliance with these rules the Group reclassified financial assets which it no longer intended to sell due to reduced liquidity and market turmoil.

In this regard it was thought that the best profit strategy - given the good underlying fundamental values - was to continue to hold these assets for the foreseeable future.

Specifically non-derivative structured credit products and some bonds issued by corporates and financial institutions were reclassified from "Financial assets held for trading" to "Loans and receivables with banks" and "Loans and receivables with customers". Recognition in the new item was made on July 1, 2008 at fair value.

In Q3 2008 this reclassification gave rise to capital losses **amounting** to €866 million.

No "Available-for-sale financial assets" were reclassified.

The following table gives the amount of the reclassified assets in each category, as well as their carrying value at September 30, 2008 and the capital loss that would have been recognised if the reclassification had not been carried out.

Following reclassification as "Loans and receivables with banks" and "Loans and receivables with customers" the above financial instruments are now valued at amortised cost, adjusted where necessary to take account of reductions in value resulting from credit risk assessment.

The application of these accounting principles increased Q3 2008 Interest receivable by €70 million and caused write-downs of €80 million. The total impact on Group **profit before tax** was €856 million.

Reclassification of Certain Financial Instruments (€ million)

	NOTIONAL AMOUNT	BOOK VALUE AT 09.30.2008	FAIR VALUE AT 09.30.2008	CAPITAL LOSSES NOT RECOGNIZED DUE TO RECLASSIFICATION (BEFORE TAX)
Structured credit products	11,917	10,872	10,352	-551
Other bonds and notes	7,502	7,131	6,795	-315
Total	**19,419**	**18,003**	**17,147**	**-866**

Highlights

Income Statement

(€ million)

	FIRST NINE MONTHS		
	2008	2007 PRO-FORMA	CHANGE
Operating income	20,789	22,389	- 7.1%
Operating costs	12,518	12,020	+ 4.1%
Operating profit	8,271	10,369	- 20.2%
Profit before tax	5,493	8,560	- 35.8%
Net Profit attributable to the Group	**3,424**	**5,334**	**- 35.8%**

Profitability Ratios

	FIRST NINE MONTHS		
	2008	2007 PRO-FORMA	CHANGE
ROE[1]	10.8%	18.1%	- 7.3
Cost/income ratio	60.2%	53.7%	+ 6.5
EVA (€ ml.)[2]	960	2,615	-1,655

Balance Sheet Main Items

(€ million)

	AMOUNTS AS AT		
	09.30.2008	12.31.2007	CHANGE
Total assets	1,052,838	1,021,504	+ 3.1%
Loans and receivables with customers	624,067	575,735	+ 8.4%
Deposits from customers and debt securities in issue	639,796	630,301	+ 1.5%
Shareholders' equity	**56,620**	**57,724**	**- 1.9%**

Capital Ratios

	AS AT		
	09.30.2008	06.30.2008	CHANGE
Core Tier 1/Total risk-weighted assets	5.67%	5.71%	- 0.04
Total regulatory capital/Total risk-weighted assets	10.44%	10.36%	+ 0.08

Note: The 2007 pro-forma income statement includes the Capitalia Group as of January 1, 2007.

1. Annualized data. Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge), net of goodwill arising from the business combination with HVB and Capitalia, which were carried out with an exchange of shares and recorded in accordance with IFRS3.
2. Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and the cost of capital.

Staff And Branches

	AS AT		CHANGE
	09.30.2008	12.31.2007	
Employees[3]	177,393	169,816	+ 7,577
Employees (subsidiaries are consolidated proportionately)	166,838	159,949	+ 6,889
Branches[4]	10,280	9,714	+ 566

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	NEGATIVE
Moody's Investors Service	P-1	Aa3	STABLE
Standard & Poor's	A-1	A+	NEGATIVE

3. "Full time equivalent" data. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees. The increase over December 31, 2007 is due to the inclusion of Ukrsotsbank (9,881 resources as at September 30, 2008).
4. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services branches. The increase over December 31, 2007 is partly due to the inclusion of Ukrsotsbank (461 branches as at September 30, 2008).

Condensed Accounts

Balance Sheet

Consolidated Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
	09.30.2008	12.31.2007[1]	AMOUNT	PERCENT
Assets				
Cash and cash balances	5,621	11,073	-5,452	-49.2%
Financial assets held for trading	171,791	202,343	-30,552	-15.1%
Loans and receivables with banks	112,558	100,012	+12,546	+12.5%
Loans and receivables with customers	624,067	575,735	+48,332	+8.4%
Financial investments	67,287	62,207	+5,080	+8.2%
Hedging instruments	4,722	2,442	+2,280	+93.4%
Property, plant and equipment	11,955	11,871	+84	+0.7%
Goodwill	22,162	19,697	+2,465	+12.5%
Other intangible assets	5,548	5,738	-190	-3.3%
Tax assets	10,879	11,345	-466	-4.1%
Non-current assets and disposal groups classified as held for sale	3,342	6,375	-3,033	-47.6%
Other assets	12,906	12,666	+240	+1.9%
Total assets	**1,052,838**	**1,021,504**	**+31,334**	**+3.1%**
Liabilities and shareholders' equity				
Deposits from banks	183,678	160,601	+23,077	+14.4%
Deposits from customers and debt securities in issue	639,796	630,301	+9,495	+1.5%
Financial liabilities held for trading	118,865	113,657	+5,208	+4.6%
Financial liabilities designated at fair value	1,842	1,967	-125	-6.4%
Hedging instruments	5,897	4,944	+953	+19.3%
Provisions for risks and charges	8,298	8,991	-693	-7.7%
Tax liabilities	6,758	7,510	-752	-10.0%
Liabilities included in disposal groups classified as held for sale	2,581	5,027	-2,446	-48.7%
Other liabilities	24,971	26,042	-1,071	-4.1%
Minorities	3,532	4,740	-1,208	-25.5%
Group shareholders' equity	56,620	57,724	-1,104	-1.9%
- Capital and reserves	*54,155*	*50,995*	*+3,160*	*+6.2%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*-959*	*768*	*-1,727*	*-224.9%*
- Net profit	*3,424*	*5,961*	*-2,537*	*-42.6%*
Total liabilities and shareholders' equity	**1,052,838**	**1,021,504**	**+31,334**	**+3.1%**

1. Further to instructions received from Banca d'Italia treatment of leases of 'assets under construction' and 'assets awaiting lease' has changed. Loans and receivables with customers, provisions, deferred tax assets and goodwill changed from the accounts at December 31, 2007 due to the updating of the purchase price allocation relating to the business combination with the Capitalia group.

Income Statement

Consolidated Income Statement (€ million)

	FIRST NINE MONTHS		CHANGE		
	2008	2007 PRO-FORMA	€/M	PERCENT	ADJUSTED[1]
Net interest	13,550	11,827	+1,723	+14.6%	+11.8%
Dividends and other income from equity investments	579	628	-49	-7.8%	-4.7%
Net interest income	**14,129**	**12,455**	**+1,674**	**+13.4%**	**+11.0%**
Net fees and commissions	7,003	8,007	-1,004	-12.5%	-13.6%
Net trading, hedging and fair value income	-722	1,601	-2,323	n.s.	n.s.
Net other expenses/income	379	326	+53	+16.3%	-10.3%
Net non-interest income	**6,660**	**9,934**	**-3,274**	**-33.0%**	**-35.4%**
OPERATING INCOME	**20,789**	**22,389**	**-1,600**	**-7.1%**	**-9.5%**
Payroll costs	-7,533	-7,225	-308	+4.3%	-1.5%
Other administrative expenses	-4,443	-4,298	-145	+3.4%	+1.1%
Recovery of expenses	417	435	-18	-4.1%	-4.2%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-959	-932	-27	+2.9%	+2.8%
Operating costs	**-12,518**	**-12,020**	**-498**	**+4.1%**	**-0.2%**
OPERATING PROFIT	**8,271**	**10,369**	**-2,098**	**-20.2%**	**-21.0%**
Goodwill impairment		-1	+1		
Provisions for risks and charges	-179	-242	+63	-26.0%	-26.0%
Integration costs	-109	-204	+95	-46.6%	-48.1%
Net write-downs of loans and provisions for guarantees and commitments	-2,526	-1,895	-631	+33.3%	+27.2%
Net income from investments	36	533	-497	-93.2%	-87.6%
PROFIT BEFORE TAX	**5,493**	**8,560**	**-3,067**	**-35.8%**	**-35.9%**
Income tax for the period	-1,434	-2,666	+1,232	-46.2%	-45.7%
NET PROFIT	**4,059**	**5,894**	**-1,835**	**-31.1%**	**-31.4%**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-		
PROFIT (LOSS) FOR THE PERIOD	**4,059**	**5,894**	**-1,835**	**-31.1%**	**-31.4%**
Minorities	-416	-560	+144	-25.7%	-30.3%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**3,643**	**5,334**	**-1,691**	**-31.7%**	**-31.5%**
Capitalia Purchase Price Allocation effect	-219	-	-219		
NET PROFIT ATTRIBUTABLE TO THE GROUP	**3,424**	**5,334**	**-1,910**	**-35.8%**	**-35.9%**

Note: The 2007 pro-forma income statement includes the Capitalia Group as of January 1, 2007.

1. Changes at constant exchange rates and perimeter and net of the effects of TFR reform and the Bank Austria pension fund on H1 2007 payroll cost.

Consolidated Income Statement

Third Quarter 2008

Condensed Income Statement (€ million)

	Q3		CHANGE		
	2008	2007 PRO-FORMA	€/M	PERCENT	ADJUSTED[1]
Net interest	4,688	3,993	+695	+17.4%	+13.4%
Dividends and other income from equity investments	223	156	+67	+42.9%	+50.5%
Net interest income	**4,911**	**4,149**	**+762**	**+18.4%**	**+14.7%**
Net fees and commissions	2,201	2,532	-331	-13.1%	-15.3%
Net trading, hedging and fair value income	-523	32	-555	n.s.	n.s.
Net other expenses/income	157	135	+22	+16.3%	-9.5%
Net non-interest income	**1,835**	**2,699**	**-864**	**-32.0%**	**-35.8%**
OPERATING INCOME	**6,746**	**6,848**	**-102**	**-1.5%**	**-5.2%**
Payroll costs	-2,467	-2,411	-56	+2.3%	+1.1%
Other administrative expenses	-1,478	-1,443	-35	+2.4%	+0.1%
Recovery of expenses	114	142	-28	-19.7%	-19.8%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-326	-323	-3	+0.8%	+0.8%
Operating costs	**-4,157**	**-4,035**	**-122**	**+3.0%**	**+1.5%**
OPERATING PROFIT	**2,589**	**2,813**	**-224**	**-8.0%**	**-14.7%**
Goodwill impairment	-	-	-		
Provisions for risks and charges	-51	-83	+32	-38.6%	-39.2%
Integration costs	-18	-102	+84	-82.4%	-82.9%
Net write-downs of loans and provisions for guarantees and commitments	-1,058	-616	-442	+71.8%	+65.3%
Net income from investments	-346	83	-429	n.s.	n.s.
PROFIT BEFORE TAX	**1,116**	**2,095**	**-979**	**-46.7%**	**-53.0%**
Income tax for the period	-393	-717	+324	-45.2%	-49.4%
NET PROFIT	**723**	**1,378**	**-655**	**-47.5%**	**-55.0%**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-		
PROFIT (LOSS) FOR THE PERIOD	**723**	**1,378**	**-655**	**-47.5%**	**-55.0%**
Minorities	-113	-174	+61	-35.1%	-36.9%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**610**	**1,204**	**-594**	**-49.3%**	**-57.6%**
Capitalia Purchase Price Allocation effect	-59	-	-59		
NET PROFIT ATTRIBUTABLE TO THE GROUP	**551**	**1,204**	**-653**	**-54.2%**	**-62.6%**

Note: The 2007 pro-forma income statement includes the Capitalia Group as of January 1, 2007.
1. Changes at constant exchange rates and perimeter.

Quarterly Figures

Condensed Income Statement (€ million)

	2008			2007 PRO-FORMA			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	4,688	4,400	4,462	4,372	3,993	3,901	3,933
Dividends and other income from equity investments	223	280	76	292	156	355	117
Net interest income	**4,911**	**4,680**	**4,538**	**4,664**	**4,149**	**4,256**	**4,050**
Net fees and commissions	2,201	2,342	2,460	2,687	2,532	2,763	2,712
Net trading, hedging and fair value income	-523	484	-683	-321	32	693	876
Net other expenses/income	157	88	134	83	135	103	88
Net non-interest income	**1,835**	**2,914**	**1,911**	**2,449**	**2,699**	**3,559**	**3,676**
OPERATING INCOME	**6,746**	**7,594**	**6,449**	**7,113**	**6,848**	**7,815**	**7,726**
Payroll costs	-2,467	-2,570	-2,496	-2,445	-2,411	-2,273	-2,541
Other administrative expenses	-1,478	-1,506	-1,459	-1,492	-1,443	-1,469	-1,386
Recovery of expenses	114	169	134	158	142	151	142
Amortisation, depreciation and impairment losses on intangible and tangible assets	-326	-316	-317	-357	-323	-306	-303
Operating costs	**-4,157**	**-4,223**	**-4,138**	**-4,136**	**-4,035**	**-3,897**	**-4,088**
OPERATING PROFIT	**2,589**	**3,371**	**2,311**	**2,977**	**2,813**	**3,918**	**3,638**
Goodwill impairment	-	-	-	-	-	-1	-
Provisions for risks and charges	-51	-77	-51	-511	-83	-101	-58
Integration costs	-18	-67	-24	-1,104	-102	-86	-16
Net write-downs of loans and provisions for guarantees and commitments	-1,058	-713	-755	-573	-616	-659	-620
Net income from investments	-346	180	202	1,161	83	153	297
PROFIT BEFORE TAX	**1,116**	**2,694**	**1,683**	**1,950**	**2,095**	**3,224**	**3,241**
Income tax for the period	-393	-609	-432	-498	-717	-954	-995
NET PROFIT	**723**	**2,085**	**1,251**	**1,452**	**1,378**	**2,270**	**2,246**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	**723**	**2,085**	**1,251**	**1,452**	**1,378**	**2,270**	**2,246**
Minorities	-113	-142	-161	-158	-174	-195	-191
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**610**	**1,943**	**1,090**	**1,294**	**1,204**	**2,075**	**2,055**
Capitalia Purchase Price Allocation effect	-59	-77	-83	-62	-	-	-
NET PROFIT ATTRIBUTABLE TO THE GROUP	**551**	**1,866**	**1,007**	**1,232**	**1,204**	**2,075**	**2,055**

Note: The 2007 pro-forma income statement includes the Capitalia Group as of January 1, 2007.

Explanatory Notes and Directors' Remarks

Macroeconomic and Banking Scenario

Macroeconomic Environment

The financial turmoil, which started in August 2007 in the US following the subprime crisis, continued to deteriorate in Q3 2008. During the summer, it became clear that the restructuring of bank balance sheets would take much longer than expected. At the same time, fears of new bank asset writedowns intensified, while their strong depreciation made the restructuring process much harder. At the beginning of September the US Treasury was forced to bail out the two mortgage giants **Fannie Mae** and **Freddie Mac**. One week later, **Lehman Brothers** collapsed and **AIG**, the largest US insurance group, was to all intents and purposes nationalized. Similarly, in Europe we witnessed government interventions aimed at nationalizing banks and injecting capital into the market in order to cope with serious problems of liquidity, as in the case of **Dexia**, **Fortis** and **Hypo Real Estate**. These events marked the beginning of investors' loss of confidence in the whole banking system, both in the US and in Europe.

Faced with a rapidly deteriorating situation at global level, central banks and governments acted in unison, with liquidity injections and a joint 50bps cut in interest rates on October 7 as well as wide reaching "bailout plans" to protect banks and savers, restore confidence in the markets and ease the impact of the crisis on the real economy by extending public funding to the worst-affected financial institutions.

In view of the systemic nature of the financial crisis, the deterioration of the macro-economic environment is indicative of an impending recession.

As warned by the latest data and surveys from the US (the **ISM Manufacturing** index fell from 49.9 in August to 43.5 in September), after expanding by 2.8% in Q2 2008 y/y (annualized) thanks to higher exports and increased domestic consumption boosted by the fiscal measures introduced by the government, negative growth may already be witnessed in Q3 2008: as a matter of fact, the US quarterly GDP came in at -0.3% in Q3. In addition, now that the impact of the fiscal measures is waning, household expenditure is showing a marked decline, with retail sales down by 1.2% between July and September. Given that access to credit is becoming increasingly difficult and unemployment is on the rise (up by 1% since January 2008), households and businesses are likely to suffer, while for the time being the property market is not showing any signs of stabilization.

European economies are still stagnating after the strong growth (0.7%) recorded in Q1 2008. Economic activity in the Euro area fell by 0.2% in Q2 2008 and our preliminary forecast indicates that Q3 2008 growth will be slightly negative. Manufacturing trends (with the **PMI** manufacturing down in September to 45.0, the lowest level since December 2001) are consistent with full industrial recession and the property markets of several EU countries are deteriorating rapidly, while the decrease in foreign demand is hurting exports. After three years of gradual decline, unemployment has started rising again, reaching 7.5% in August and September (against 7.2% in Q1 2008), while the number of new jobs has fallen substantially. This trend will inevitably be reflected in domestic consumption.

At the same time, credit conditions have deteriorated in the Euro area, where liquidity is scarce as banks are increasingly reluctant to lend to each other. During the three month period 3M Euribor rates were on average 5.27% against an average of 4.95% in Q2 2008, which implies a further tightening of liquidity.

On the other hand, the inflationary outlook has considerably improved. Inflation rates reached 4% in June and July mainly due to higher food and oil prices, which in July peaked at $145 a barrel. Against this backdrop, the **ECB** raised its base rate by 25bps to 4.25% in July, however this increase was entirely offset by the recent concerted cuts by the main central banks, which have brought the base rate down to 3.75%. In addition, oil and commodity prices recorded a steep decline from their July peaks, with oil down from $145 in July to just above $80 at the end of September on the back of the deteriorating global economic outlook. Obviously, the decrease in oil prices has slowed down inflation, which in the Euro zone dropped to 3.6% in September, and impacted inflation expectations, one of the variables most closely monitored by the **ECB**.

The deceleration of Central and Eastern Europe (CEE) economies, which started in the first half of the year, worsened in Q3 2008. Consumptions and investments continued to fall due to higher interest rates and growing inflationary pressures, while the slowdown of foreign demand negatively impacted net exports. GDP growth was hit hardest in the Baltic countries, especially Latvia and Estonia, whose economies are close to recession.

In September CEE markets also suffered from the increased volatility of financial markets and the global liquidity and credit squeeze. Despite continuing investor preference for this region, CDS (Credit Default Swap) spreads rose

almost everywhere, reaching record levels in all CEE countries at the end of September. Once again, the most vulnerable economies proved to be those exposed to economic and/or political unbalances, especially Ukraine, where CDS spreads rose above 700bps at the end of the quarter. The financial turmoil also hit foreign exchange markets, which in the last two months started to follow a downward trend despite record volatility. The Polish zloty and the Czech crown, which in the first seven months of the year had enjoyed a positive trend due to their perceived "safe heaven" status, experienced a correction.

Despite falling prices in all CEE countries at the end of Q3 2008, inflation remained high and central banks continued to tighten their monetary policy. Specifically, in July the Romanian and Turkish central banks increased their base rates by 25bps and 50bps respectively. Conversely, at the beginning of August the Czech central bank cut rates by 25bps in order to slow the rate of currency appreciation.

Banking and Financial Markets

The deterioration of the crisis and its impact on the real economy started to affect bank loan demand, which however remained relatively buoyant despite recording a partial deceleration in all main Euro zone economies. During the summer, Eurozone total loans growth fell gradually to under 10% in August. Although most noticeable in the consumer segment, this decline also affected business customers and non-financial companies.

The drop was particularly strong in **Italy**, where **total loans** (to the private sector) grew by only 7.2% y/y in September 2008 against 9.8% in December 2007. Household loans slowed to 1.6% from 7.8% at the end of 2007 (specifically, mortgages fell for the third quarter running in Q3) but also business loan demand partially decelerated, with an increase by 10.7% y/y in September vs. 13.2% in December 2007. In **Germany**, loan demand remained strong, thanks to robust business sector growth. According to ECB data, overall banking loans grew by 4.2% y/y in September vs. 2.1% y/y in December 2007. Corporate loans went up by 11.3% y/y from 7.4% in December 2007, while household loans remained in negative territory (-0.9% y/y in September 2008 from -1.3% at year end 2007). In **Austria**, business volumes have recently stabilized, with total loans up by 8.8% y/y in August as well as in July (+8.1% y/y in December 2007) thanks to corporate demand which accelerated by 10.8% (+8.2% y/y in December 07), while consumer loans fell rapidly (+3.3% y/y in August from +6% in December 07).

In Q3 2008, **deposits** continued to follow the trend reported in previous months, with an increase in short-term time deposits over current accounts throughout Europe. In **Germany**, deposits grew by 7.1% y/y in August, while time deposits went up by 18.3% y/y and current accounts by only 0.3% y/y. In **Austria**, too, time deposits continued to lead the growth in bank deposits. In **Italy**, however, where current accounts represent almost 90% of total deposits, overall growth was modest (+3.2% y/y in August against +4.1% current account growth), since customers continued to prefer bonds issued by banks, which consequently increased by 19.5% y/y from 12.1% in December 2007.

Bank loan and **deposit rates** continued to grow in Q3 2008 in all the three countries in question. Bank spreads (the difference between loan and deposit rates) even increased against June in all countries except Germany, where spreads tightened further since German lending rates are generally less flexible than deposit rates.

The further equity market decline substantially hurt mutual fund results in Q3 2008. European stock exchanges, as measured by the MSCI Europe (Morgan Stanley Capital Index Europe) Index, fell by 28.4% in the first nine months of the year with the Austrian Stock Exchange (ATX) recording the worst performance amongst our three reference countries, down 38.7%. During the same period, the German stock market lost 27.7% and the Italian index 33.8%. All mutual funds stocks were negatively impacted by stock market losses, with strong outflows continuing to hit Italian industrial stocks particularly heavily. Net sales were negative for €97.7 billion in Italy (-€53 billion in 2007) between January and September 2008 and by €10 billion in **Austria** (-€2.7 billion in 2007) in the January to August period, but grew by €16 billion (excluding institutional funds) in **Germany** during the same period (+€28.7 billion in 2007).

Third Quarter 2008 - Main Results and Performance

The Group's results at September 30, 2008 reflect the exceptional, persistent international financial crisis, which especially affected the business of the Markets & Investment Banking Division (MIB) and the Asset Management Division. Traditional commercial banking business continues to perform well, thanks to the Group's business model's geographical and sectorial diversification.

Group **Net Profit** for the first nine months of 2008 was €3,424 million, a fall of 35.8% from pro-forma M9 2007. This result was largely due to the negative performance of the MIB Division, net of which Group net profit would be almost in line with pro-forma M9 2007 (-1.7%) despite the adverse market conditions.

In the first nine months of 2008 the Group achieved **Operating Profit** of €8,271 million, a reduction of 20.2% (or 21% "normalized")[1] from the pro-forma M9 2007 result; this was also affected by the MIB Division's negative result, without which the reduction would have been limited to 1.7%. Divisional contribution analysis shows, on the one hand, an excellent result by Central and Eastern Europe (CEE)[2], which progressed by 47.9% y/y, or 25.4% on a like-with-like basis, and on the other, a general improvement in the profitability of commercial banking, the Retail Division recording an increase of 6.6% y/y pro-forma and Corporate 5.0%. In Q3 2008 **Operating Profit** was €2,589 million, with a more contained y/y reduction (a drop of 8.0% q/q pro-forma or 14.7% q/q normalized).

Operating Profit was mainly influenced by the performance of Group revenue: **Operating Income** was €20,789 million in M9 2008, a reduction of 7.1% y/y pro-forma or 9.5% y/y normalized, while the favorable upward trend of commercial banking revenue continued (up by 8.3%)[3]. This trend was accentuated in Q3 2008 with 9% growth in commercial banking producing consolidated revenue of €6,746 million, with only a small reduction of 1.5% q/q pro-forma, despite the intensification of the global crisis in this quarter.

The first nine months of 2008 saw a double-digit increase in the **Net Interest Income**, which was €14,129 million, up by 13.4% y/y pro-forma or 11% normalized. This increase was due mainly to volume growth, both in **Customer Loans** (which exceeded €624 billion, up by 8.4% over December 31, 2007[4], and **Customer Deposits** (which reached €411 billion, up by 5.3% over end 2007). Interest rate movements continue to have a favorable effect, though a limited one. The positive trend in Interest, closely linked to the good performance of traditional banking business, strengthened in Q3 2008, growing by 18.4% q/q pro-forma or 14.7% normalized, with a total amount of €4,911milion.

With regard to the Divisions' contributions, almost all business segments contributed significantly to the performance of Group **Net Interest Income** in M9 2008: starting with a significant result in the CEE Division, viz. an increase of 48.2% y/y or 26.1% at constant exchange rates and perimeter, and continuing with Private Banking's excellent 21.5% to Corporate's good result, viz. an increase of 9.7% y/y proforma and that of Retail (up by 5.7% proforma), and lastly a similar result in terms of net interest income achieved by MIB, viz. an increase of 40.9% y/y pro-forma, due both to the reclassification of part of its bond portfolio - the pull-to-par effect, which was €70 million - and to an investment strategy that yielded a greater interest contribution than that of M9 2007.

First Nine Months 2008 Group Results (€ billion)


2007
2008
10.4
8.6
5.3
Operating profit
Profit before tax
Net profit

First Nine Months 2008 Operating Income Breakdown (€ billion)


12.5
14.1
2007
2008
Net non-interest income
Net interest

1. The business combination with Capitalia was effective October 1, 2007 and therefore the comparison of M9 2008 figures with M9 2007 used pro-forma data for 2007. All y/y changes are stated on a like-for-like basis, i.e. at constant exchange rates and perimeter and not including the effect of the reform of the Italian severance pay system (TFR) and of Bank Austria's pension fund on H1 2007 payroll costs ("normalized changes").
2. With regard to the CEE Division the consolidation of banks acquired in Ukraine and Kazakhstan, not included in 2007, should be borne in mind.
3. Consolidated revenue related to Retail, Corporate, Private banking, CEE and Poland's Market Divisions.
4. The increase in Loans to Customer was partly the effect of the change in the riclassification standard under IAS 39, net of which it would be 5.9%

As expected, market turmoil had a negative impact on **Non-Interest Income**, which was €6,660 million (down by 33.0% y/y pro-forma, but 7.7% net of the MIB Division). Market turmoil caused the Group to sustain negative **Net trading, hedging and fair value income** viz. a loss of €722 million. This result was largely due to market volatility in Q3 2008, which caused a loss of €523 million[5].

The market situation influenced the performance of the other, main component of Non-Interest Income, **Net Fees and Commissions**, which reached €7,003 million in M9 2008 (a reduction of 12.5% y/y pro-forma), a trend which was confirmed by the Q3 figure, amounting at €2,201 million, viz. a reduction of 13.1% q/q pro-forma. However, an examination of the Divisions' result shows a sharp counter-trend in the CEE Division, which saw an increase of 25.8% y/y or 12.7 on a like-with-like basis, whereas all the other Divisions' result fell, though less in the case of those focusing on commercial banking business. A breakdown by type of **Net Fees and Commissions** confirms that the decline is greater where the market turmoil is most felt. There was a sharp reduction in **Asset Management and Administration Fees** (down by 22.1% y/y) the largest reduction - of 28.8% - being in the most important component, i.e., **Management of UCITS**. This fall corresponded to a contraction of volumes given the reduction in assets under management with the Group's **Asset Management** firms, which were (down by 13% since the start of 2008 and by 18% y/y).

At the same time commissions and fees more closely associated with traditional commercial banking recorded a smaller reduction (Current Accounts, **Loans and Guarantees** were down by 3.6% y/y and **Other Services** down by 6.6% y/y) or even an increase: **Collection and Payment Services** were up by 3.0% y/y.

In the first nine months of 2008 **Operating Costs** totaled €12,518 million, down by 0.2% y/y on a like-for-like basis. Q3 2008 **Operating Costs** were €4,157 million, in reduction compared to Q2 2008, but slightly up over Q3 2007 (1.5% on a like-for-like basis).

Payroll Cost was €7,533 million, a reduction of 1.5% on a like-for-like basis, thanks to the effects of the leaving incentive plan launched following the Capitalia business combination, to the Groupwide staff optimization programs and the reduction in variable compensation linked to the performance of the MIB Division. These positive effects more than offset the increased payroll in CEE due to branch network expansion and higher salary increases than in western Europe.

The **Full Time Equivalent** (FTE[6]) headcount at September 30, 2008 was 177.393 people[7], an increase of 7.577 people over December 31, 2007, due to the following circumstances:

- expansion of the CEE Division's commercial network (some 12.579 more people) mainly generated by the acquisition of Ukrsotsbank in Ukraine (9.881) and expansion in Turkey (703), Russia (604);
- an increase of some 440 people (FTE) in Austria following the consolidation of the service company Infotech (658 people);
- a reduction of some 1.474 people in Italy, mainly due to the leaving incentive program launched with the Capitalia business combination;

Net Fees and Commissions (€ million)

	FIRST NINE MONTHS		CHANGE	
	2008	2007 PRO-FORMA	AMOUNT	PERCENT
Asset management, custody and administration:	3,093	3,972	- 879	- 22.1%
segregated accounts	*247*	*259*	*- 12*	*- 4.6%*
management of collective investment funds	*1,463*	*2,056*	*- 593*	*- 28.8%*
insurance products	*469*	*613*	*- 144*	*- 23.5%*
securities dealing, placement and other services	*914*	*1,044*	*- 130*	*- 12.5%*
Current accounts, loans and guarantees	1,864	1,933	- 69	- 3.6%
Collection and payment services	1,152	1,118	+ 34	+ 3.0%
Forex dealing	396	451	- 55	- 12.2%
Other services	498	533	- 35	- 6.6%
Total net fees and commissions	**7,003**	**8,007**	**- 1,004**	**- 12.5%**

5. This figure is net of the €866 million unrealized capital losses due to the changes in IAS 39.
6. FTE: Staff on the payroll less secondees with other companies and long-term absentees, and plus secondees from other companies. All categories are calculated in terms of hours worked (i.e. the share for which the company bears expense).
7. KFS is consolidated proportionately but here included as to 100%.

Third Quarter 2008 - Main Results and Performance (Continued)

- a reduction of some 425 people in Germany, mainly due to the outsourcing of FMS Bank and despite the inclusion of HVB Leasing in the scope of consolidation (132 more people);
- a reduction of some 3.220 people (FTE) due to the sale of BPH.

Net of the acquisition in Ukraine, HVB Leasing, Infotech and the sale of BPH, the Group's headcount would have been reduced by 126 people, despite the expansion in the other CEE countries.

Other Administrative Expenses reached €4,443 million in M9 2008, up by 1.1% on a like-with-like basis over M9 2007. This increase was well below inflation in the period and was the fruit of cost control by all the Divisions, which was intensified in Q3 2008, when the increase was of only 0.1% on a like-with-like basis, which made it possible to fund some of the increases due to the expansion program in the CEE countries.

Amortization, Depreciation and Impairment Losses on Tangible and Intangible Assets grew by 2.8% over M9 2007 on a like-with-like basis.

The efficiency indicator, i.e., the Group's **Cost/Income Ratio**, was 60.2% at September 30, 2008, up on M9 2007, when it was 53.7%, largely due to the contraction of Group revenues.

The items below M9 2008 **Operating Income** include **Net Write-downs of Loans and Receivables and Provisions on Guarantees and Commitments** of €2,526 million, an increase of 33.3% y/y pro-forma, or 27.2% on a like-with-like basis. More than half of this rise was due to the Icelandic banks' defaults (which caused write-downs of €252 million) and

Loans To Customers Asset Quality (€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS	PERFORMING LOANS	TOTAL CUST. LOANS
As at 09.30.2008							
Face value	27,945	7,072	1,260	2,301	**38,578**	609,755	**648,333**
as a percentage of total loans	*4.31%*	*1.09%*	*0.19%*	*0.35%*	***5.95%***	*94.05%*	
as a percentage of total loans before reclassification according IAS 39	*4.38%*	*1.12%*	*0.20%*	*0.36%*	***6.06%***	*93.94%*	
Writedowns	18,489	2,311	358	272	**21,430**	2,836	**24,266**
as a percentage of face value	*66.2%*	*32.7%*	*28.4%*	*11.8%*	***55.5%***	*0.5%*	
Carrying value	9,456	4,761	902	2,029	**17,148**	606,919	**624,067**
as a percentage of total loans	*1.52%*	*0.76%*	*0.14%*	*0.33%*	***2.75%***	*97.25%*	
as a percentage of total loans before reclassification according IAS 39	*1.53%*	*0.78%*	*0.15%*	*0.33%*	***2.80%***	*97.20%*	
As at 12.31.2007							
Face value	27,759	5,937	1,654	1,856	**37,206**	562,009	**599,215**
as a percentage of total loans	*4.63%*	*0.99%*	*0.28%*	*0.31%*	***6.21%***	*93.79%*	
Writedowns	18,412	1,827	449	188	**20,876**	2,604	**23,480**
as a percentage of face value	*66.3%*	*30.8%*	*27.1%*	*10.1%*	***56.1%***	*0.5%*	
Carrying value	9,347	4,110	1,205	1,668	**16,330**	559,405	**575,735**
as a percentage of total loans	*1.62%*	*0.71%*	*0.21%*	*0.29%*	***2.84%***	*97.16%*	

€80 million related to the IAS 39 change. Net of these effects, the increase would have been 15.8% (or 9.7% on a like-for-like basis). The result was due both to the growth of lending and to greater prudence in provisioning in light of the worsening macro-economic situation in the Group's regions of operation.

Credit Quality data bear out the positive effect of the action taken in this regard. The carrying value of **Impaired Loans** was €17.1 billion at September 30, 2008 and had fallen - as a ratio to total loans - from the end 2007 figure to 2.75% at September 30, 2008 (2.80% ante IAS 39 reclassification) vs. 2.84% at end 2007. The carrying value of **Non-Performing Loans** fell by 0.10% as a percentage of the total, and **Doubtful Loans** and **Past Dues** increased only slightly as a ratio to total loans (by 0.05% and 0.04% respectively), given the above mentioned prudential policy. Accordingly the **Coverage Ratio** (i.e., the ratio of write-downs to the face value of impaired loans) was virtually unchanged at 55.5% at September 30, 2008 vs. 56.1% at end 2007.

Income from Investments was €36 million in M9 2008 vs. €533 million in the first nine months 2007. The reduction was due to a Q3 2008 charge of €346 million mainly relating to write-downs of our interests in the London Stock Exchange (€215 million) and Babcock and Brown (€112 million).

The above movements led to a **Profit before tax** figure for M9 2008 of €5,493 million, a decline of 35.8% y/y pro-forma, which reduces to 5.8% net of the MIB Division. After **Tax** of €1,434 million, **Minorities** of €416 million and the Purchase Price Allocation of the Capitalia acquisition (€219 million) the Group's **Net profit** for M9 2008 was €3,424 million. In Q3 2008 Profit before tax was €1,116 million (down by 46.7% q/q pro-forma) and comprised charges totaling €1.3 billion due to the financial crisis, offset by a pre-tax benefit of €856 million due to the changes in IAS 39.

With regard to capital ratios, the ***Core Tier 1 Ratio*** (Basel 2) was 5.67% at September 30, 2008 (from 5.71% at June 30, 2008), before the impact of the announced capital increase. This figure includes the impact of both the squeeze-out of the HVB minorities completed in the third quarter and the put option held by Polish Ministry of the Treasury on 3.95% of Bank Pekao. The **Tier 1 Ratio** is 6.46% (compared to 6,49% at the end of June 2008); **Total Capital Ratio** reaches 10,44% (10,36% in June 2008) before the impact of the announced capital increase.

Contribution of Divisions to Group Results

The following table gives the contributions of the Divisions to the Group's M9 2008 results. These bear out the previous section's commentary. On the one hand, the traditional business of commercial banking has continued to perform consistently both in terms of business volumes and profitability, and on the other the weaker performance of the Divisions most affected by the crisis in the financial markets.

A detailed disclosure of each of the Group's business Division's results is given below in this Report.

Key Figures (€ million)

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUST. INCLUDED)	CONSOLIDATED GROUP TOTAL
OPERATING INCOME									
First 9 months 2008	8,376	4,684	1,073	876	700	1,730	3,411	-61	20,789
Change over first 9 months '07 pro-forma	*2.2%*	*4.6%*	*-2.3%*	*-25.6%*	*-75.4%*	*6.9%*	*41.3%*	*n.s.*	*-7.1%*
Operating costs									
First 9 months 2008	-5,483	-1,522	-670	-392	-1,062	-806	-1,620	-963	-12,518
Change over first 9 months '07 pro-forma	*0.1%*	*3.8%*	*2.6%*	*-18.0%*	*-15.9%*	*13.8%*	*34.7%*	*n.s.*	*4.1%*
OPERATING PROFIT									
First 9 months 2008	2,893	3,162	403	484	-362	924	1,791	-1,024	8,271
Change over first 9 months '07 pro-forma	*6.5%*	*5.0%*	*-9.4%*	*-30.9%*	*n.s.*	*1.4%*	*47.9%*	*n.s.*	*-20.2%*
PROFIT BEFORE TAX									
First 9 months 2008	1,919	2,213	416	506	-784	878	1,534	-1,189	5,493
Change over first 9 months '07 pro-forma	*-3.2%*	*-3.5%*	*-2.3%*	*-27.5%*	*n.s.*	*-1.3%*	*49.8%*	*n.s.*	*-35.8%*
EVA									
First 9 months 2008	764	706	205	317	-810	314	621	-1,155	960
Change over first 9 months '07 pro-forma	*46*	*87*	*3*	*-187*	*-1,479*	*-1*	*184*	*-308*	*-1,655*
Cost/income ratio									
First 9 months 2008	65.5%	32.5%	62.4%	44.7%	n.s.	46.6%	47.5%	n.s.	60.2%
Change over first 9 months '07 pro-forma	*-130 bp*	*-20 bp*	*290 bp*	*410 bp*	*n.s.*	*290 bp*	*-230 bp*	*n.s.*	*650*
Employees [1]									
as at September 30, 2008	53,299	12,291	4,427	2,229	3,602	21,925	56,226	23,394	177,393
Change over December 31, 2007	*-552*	*-76*	*-93*	*-237*	*-547*	*-324*	*12,579*	*-3,174*	*7,577*

1. "Full time equivalent" data. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.

Retail Division

UniCredit Group's Retail Division focuses on meeting the financial needs of its Mass-Market, Affluent and Small Business customer segments in Italy, Germany and Austria. The Division's aim is to gather and leverage the Group's know-how in the area of Retail Banking and make it available to its customers regardless of their location. Despite the market turmoil caused by the international financial crisis, UniCredit's Retail Division saw its profits increase in the first nine months of 2008 net of extraordinary items. The Division's scope of consolidation includes former Capitalia banks Banca di Roma, Banco di Sicilia and Bipop, which were integrated into the Group last year.

Income Statement (€ million)

RETAIL DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE %	2008 Q3	2008 Q2	2007 Q3	CHANGE % ON Q3 '07
Operating income	8,376	8,192	+ 2.2%	2,697	2,840	2,713	- 0.6%
Operating costs	-5,483	-5,475	+ 0.1%	-1,791	-1,859	-1,878	- 4.6%
Operating profit	2,893	2,717	+ 6.5%	906	981	835	+ 8.5%
Net write-downs on loans	-890	-680	+ 30.9%	-290	-318	-231	+ 25.5%
Profit before tax	1,919	1,983	- 3.2%	585	611	555	+ 5.4%

Balance Sheet (€ million)

RETAIL DIVISION	AMOUNTS AS AT 09.30.2008	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007	CHANGE ON DEC '07 AMOUNT	CHANGE ON DEC '07 %
Loans to customers	184,494	184,855	186,275	-1,781	- 1.0%
Customer deposits (incl. Securities in issue)	196,949	199,023	198,930	-1,981	- 1.0%
Total RWA	122,505	122,991	118,915	3,590	+ 3.0%
RWA for Credit Risk	121,091	121,730	117,630	3,461	+ 2.9%

Key Ratios and Indicators

RETAIL DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE AMOUNT	CHANGE %
EVA (€ million)	764	718	46	+ 6.4%
Absorbed Capital (€ million)	7,290	6,750	540	+ 8.0%
RARORAC	13.97%	14.18%	-21bp	
Operating Income/RWA (avg)	9.15%	9.56%	-41bp	
Cost/Income	65.5%	66.8%	-130bp	
Cost of Risk	0.64%	0.51%	13bp	

Staff Numbers

RETAIL DIVISION	AMOUNTS AS AT 09.30.2008	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007	CHANGE ON DEC '07 AMOUNT	CHANGE ON DEC '07 %
Full Time Equivalent	53,299	53,462	53,851	-552	- 1.0%

Financial performance

Profit before tax for Q3 2008 was €585 million, bringing the Retail Division's total profit for the first three quarters to €1,919 million (-3% y/y, but +6% net of the extraordinary impacts on costs which boosted 2007 results but hurt 2008 performance). The three operating countries contributed to the results in varying degrees: Italy, which represents 75% of operating income, generated 82% of the overall operating result, while in Germany and Austria the ongoing efficiency and restructuring initiatives continued to achieve substantial reductions in operating costs.

Q3 2008 **operating income** was €2,697 million, unchanged from 2007 despite the negative impact of the international financial crisis on commission income in September, reaching €8,376 million YTD (+2% y/y). The main contribution came from net interest income (approximately €5,371 million, up 6% y/y), and specifically from Italian operations, which grew by 9% y/y.

In terms of sales performance, the Italian Retail Division (meaning the commercial banking areas of UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia and Bipop) is successfully continuing the process of integration and alignment of performances to UniCredit Banca's best practices, focusing on the acquisition of new customers and increasing total financial assets, which at September 30 showed net inflows of €2,2 billion.

The Division continued to record a positive growth in current accounts (141,300 net new accounts YTD). The range of Genius package accounts has been particularly well received, including by former Capitalia customers (about 250,000 accounts opened since the beginning of the year). Year-to-date, the Italian Retail Division opened over 550,000 Genius accounts.

Retail Division (Continued)

With regard to small businesses, there was increased penetration in short-term lending products, and especially at former Capitalia banks (UniCredit Banca di Roma +32%, Banco di Sicilia +22%, Bipop +13%; end of August 2008 data compared y/y). Excellent volume growth (+15% y/y) together with rising interest rates mitigated the loss of spread due to the increase in Euribor.

The mortgage business was affected by the international financial crisis and the growth in interest rates that had a negative effect on household demand for mortgages. At the same time, the increased risk level of this business has made it necessary to assess customers' credit standing more closely. In this context, a new business approach has been defined (Pricing at Risk) which aims to reward the best customers, on the one hand, and to avoid losing value on the riskiest customers, on the other hand. This strategy is still being implemented in the various distribution channels, and it will make it possible to easily and rapidly identify the price to apply to each individual customer based on a few clear reference criteria. Due to synergies with **UniCredit Banca per la Casa,** the product company specializing in real estate mortgages, the Retail Division generated new business totaling €7.5 billion in the first nine months of the year (-36% y/y). The decline is attributable to the tightening of lending criteria since the beginning of the year, which however was accompanied by an increase in spreads. New loans were impacted by the gradual fall in partners' contribution to overall business volumes.

In cooperation with **UniCredit Consumer Financing Bank,** the Group's consumer finance specialist, in the first nine months of 2008 the Italian Retail Division generated about €5.6 billion new business in the consumer credit segment (personal loans, special-purpose loans, credit cards and loans against wages), of which 17% from non-banking channels. In the breakdown of individual product contribution, new personal loans issued through the banking channel in the first nine months of the year totaled about €2 billion, while loans from other channels reached €592 million (of which €211 million in personal loans, +68% y/y, and €380 million in special-purpose loans representing a 94% increase over the same period of last year). Credit card transactions totaled about €3 billion with over €2 million credit cards in issue, including about 900,000 revolving credit cards. In the foreign market, the Division continued to develop new international initiatives whilst consolidating its existing operations. The Munich branch continued its operations in the credit card segment with the issuance of about 20,000 new cards in Q3 2008 bringing total cards in issue to over 55,000, generating total business volumes in excess of €100 million. Also, the distribution of personal loans through HVB branches continued to grow, reaching €107 million. In Bulgaria, the Group's subsidiary UniCredit Consumer Financing AD continued to expand issuing over €27 million new loans YTD, of which more than one third (mainly personal and other special-purpose loans) in Q3 2008.

In **Germany, HVB**'s award-winning Willkomenskonto continued to prove extremely popular with over 106,000 new accounts opened in 2008 and approximately 30,000 new account holders. In addition, an initiative launched in cooperation with Lego aimed at young savers brought in new customers and 3,000 new current accounts. The turmoil in the financial markets has made customers more cautious in their investments, and HVB has leveraged this trend by launching two new investment products in the third quarter. *Opti Anleihen* is a low-risk structured product which generated €250 million in sales in only four weeks. *Opti Inflationsanleihe* is an inflation-linked product which due to higher inflation caused by increased oil prices and a weakened dollar has been particularly well received, generating €100 million in sales. Year-to-date demand has been high for Floater bonds (with sales of €600 million), *Stufenszinsanleihen* bonds (€200 million), *Anleihe* indexed bond with guaranteed principal (€600 million) and conservative funds F&C *Stiftungsfonds* (€200 million), which invest 70% of their underlying assets in bonds.

In **Austria** as well as in Germany, **Bank Austria** Q3 investment business focused on capital guaranteed and inflation-linked products. Best selling guaranteed products were Pioneer Investments funds PIA Austria Guarantie and PIA Austria Stock Fund, which generated inflows in excess of €100 million. With regard to inflation-linked products, two new European Inflation Index Linked Bond tranches were issued, the first of which sold out within two weeks for €100 million while the second, placed in the last week of September, generated sales of €90 million in seven days. Specialist funds Real Invest Austria and Real Invest Europe continued to grow, with over €90 million in sales in Q3 2008 and net inflows of €56 million. Particularly well received by our customer base in the first nine months of 2008 were guaranteed principal investment products Global Emerging Markets Guarantie (with sales volumes of about €300 million), BRIC Africa Guarantie (€109 million), Pia Austria Guarantie (€86 million), the guaranteed principal indexed bond WAIGA 2008-2011 (€68 million), Real Invest Austria fund (€273 million) and guaranteed principal insurance products S.M.I.L.E. Garant (launched in March 2008, with sales totaling about €80 million).

The Retail Division's **operating costs** were €1,791 million in Q3 2008 (-5% y/y),

while the overall year-to-date figure was €5,483 million, flat over last year (-3% net of extraordinary items in Italy) thanks to cost cuts in Austria (-8% y/y) and Germany (-6% y/y). In Italy, operating costs rose by 3% y/y but were decreased by 1% taking into account the positive impact generated in 2007 from changes in severance pay regulations and measures to harmonize contributions for former Capitalia banks. UniCredit Consumer Financing and UniCredit Banca per la Casa reported an increase in operating costs due to investments in international development.

During Q3 2008 the successful integration of former Capitalia banks' IT systems and operating models continued in Italy with the migration of 1,127 UniCredit Banca di Roma branches following the integration of 320 Bipop branches completed in Q2 2008. The centralizing of the governance model and the restructuring of the retail network will bring about a decrease in **FTEs** (Full Time Equivalents) starting from Q4 2008. Total FTEs at Retail Division level were down by about 550 at the end of September with staff cuts funded from former Capitalia banks redundancy funds.

The **cost/income ratio** for the period was 66.4% (-282bps y/y), while YTD it declined to 65.5% (-130bps y/y) due to improved cost management efficiency.

The above-mentioned items generated an **operating result** for Q3 2008 equal to €906 million (+9% y/y), bringing YTD results to €2,893 million (+7% y/y).

Net impairment losses were up by 31% year-to-date vs. 2007 to €890 million with a resulting +13bps y/y increase in the cost of risk to 0.64%, mainly due to the deterioration in the credit environment and the alignment of risk policies at the former Capitalia banks.

Customer deposits in the Retail Division including securities in issue at €197 billion and Loans to customers at €184 billion show a mild reduction from previous year-end; loans decrease is a consequence of a reclassification of loans at the branches to be sold following a decision of the Italian Competition Authority. Net of such reclassification, loans would have increased by 0.4%.

The Retail Division's value creation or **EVA** performance at the end of September 2008 was €764 million (+€46 million or 6.4% y/y) which translates into a **RARORAC** of 13.97% (-21bps y/y).

Financial results were boosted by the ongoing focus on initiatives aimed at improving customer loyalty, especially in Italy where our TRI*M[1] measure improved over year-end 2007 despite the general deterioration of customer satisfaction indicators at industry level, as shown by the decrease in our main competitors' TRI*M measures. Customer satisfaction levels also improved in Austria, while they remained unchanged in Germany.

Business lines and division strategy analyzed by individual businesses/regions

In terms of operating figures through September 2008, 67% of **total financial assets of customers** in Italy were in the form of indirect deposits (assets under management and administration), while the composition of customer portfolios has started to change in **Germany** (57% in direct deposits, 17% in assets under management and 26% in assets under administration) and in **Austria** (64% in direct deposits, 24% in assets under management and 12% in assets under administration), two countries that traditionally have higher percentages of savings deposits.

The mix of **Total Loans to Customers** was also different in the three countries. Household mortgages (the product with the largest share everywhere), represented 59% of loans in **Germany**, 59% in Italy and 55% in **Austria**. Loans to small businesses showed a higher share of short-term loans in **Italy** (49% of loans in the segment), than in Austria (17%) and in **Germany** (only 6%).

1. The TRI*M index measures the level of customer retention through a weighted summation of assessments that interviewees give the Company based on 4 main retention indices, two of which are related to satisfaction (overall satisfaction and likelihood to recommend), while the other two measure loyalty (likelihood of repeat purchases and competitive advantage).

Customers Total Financial Assets[1] September 2008 (€ billion)


242[2]
Direct deposits
AUM
AUC
90
55
14
10
48
11
6
IT
DE
AU
70%
16%
14%
Share of total

1. Business volumes which have been classified differently from accounts data
2. Excluding employees and Xelion Financial Promoters

Total Loans to Customers[1] September 2008 (€ billion)


124
Other
SB M/L term
SB short term
Consumer credit
Households Mortgages
73
40
24
1.6
0.9
0.8
20
1.0
2.3
0.5
11
IT
DE
AU
67%
22%
11%
Share of total

1. Business volumes excluding non-performing loans

Corporate Division

Corporate Banking Solutions and Services for Small, Medium and Large Businesses

Through its branches and offices in Italy, Austria and Germany and the foreign trade centers located in Italy, UniCredit's Corporate Division provides products and services aimed at meeting the financial needs of its key customers, targeting in particular businesses with annual revenues of between €3 and €500 million and with a special focus on Mid and Large Corporate clients.

The Corporate Division consolidates also the two global business lines, both of which are aimed at enhancing the service provided to corporate customers: UniCredit Global Leasing ("UGL") and Global Transaction Banking ("GTB"), which is the Group's centre of excellence specializing in Trade Finance and Cash Management, operating through the Group's bank network.

Business and Financial Performance

Despite the gradual deterioration of the banking environment, UniCredit's Corporate Division ended Q3 2008 in line with expectations, with a healthy growth of **operative results** over Q3 2007.

The positive trend recorded in Q3 2008 by **net interest income** (+12.2% y/y) more than offset the slowdown in **non-interest income** (-3.3% y/y) attributable to the drop in profits from derivatives trading, bringing total revenues up by 8.0% y/y to €1,573 million (+€117 million y/y). The increase in net interest income was driven by the strong growth recorded by UniCredit Corporate Bank ("UCCB")

Income Statement (€ million)

CORPORATE DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE %	2008 Q3	2008 Q2	2007 Q3	CHANGE % ON Q3 '07
Operating income	4,684	4,478	+ 4.6%	1,573	1,570	1,456	+ 8.0%
Operating costs	-1,522	-1,466	+ 3.8%	-505	-516	-497	+ 1.6%
Operating profit	3,162	3,012	+ 5.0%	1,068	1,054	959	+ 11.4%
Net write-downs on loans	-906	-698	+ 29.8%	-379	-252	-229	+ 65.5%
Profit before tax	2,213	2,294	- 3.5%	645	786	708	- 8.9%

Key Ratios and Indicators

CORPORATE DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE AMOUNT	CHANGE %
EVA (€ million)	706	619	87	+ 14.0%
Absorbed Capital (€ million)	13,669	12,741	928	+ 7.3%
RARORAC	6.89%	6.22%	66bp	
Operating Income/RWA (avg)	2.89%	2.97%	-8bp	
Cost/Income	32.5%	32.7%	-20bp	
Cost of Risk	0.50%	0.47%	3bp	

Balance Sheet (€ million)

CORPORATE DIVISION	AMOUNTS AS AT 09.30.2008	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007	CHANGE ON DEC '07 AMOUNT	CHANGE ON DEC '07 %
Total Loans	287,887	286,380	279,993	7,894	+ 2.8%
o.w. with customers	*246,386*	*240,110*	*235,647*	*10,739*	*+ 4.6%*
Customer deposits (incl. Securities in issue)	119,869	114,847	115,995	3,874	+ 3.3%
Total RWA	217,841	216,714	210,895	6,946	+ 3.3%
RWA for Credit Risk	213,316	212,447	206,290	7,026	+ 3.4%

Breakdown of loans by country and deposits (€ million)

CORPORATE DIVISION	LOANS TO CUSTOMERS 09.30.2008	LOANS TO CUSTOMERS 12.31.2007	CHANGE %	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE 09.30.2008	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE 12.31.2007	CHANGE %
Italy	107,577	108,109	- 0.5%	44,886	48,750	- 7.9%
Germany	62,251	57,595	+ 8.1%	39,261	37,575	+ 4.5%
Austria	46,521	41,935	+ 10.9%	28,418	23,403	+ 21.4%
Leasing	30,037	28,008	+ 7.2%	7,304	6,267	+ 16.5%
Total	**246,386**	**235,647**	**+ 4.6%**	**119,869**	**115,995**	**+ 3.3%**

Staff Numbers

CORPORATE DIVISION	AMOUNTS AS AT 09.30.2008	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007	CHANGE ON DEC '07 AMOUNT	CHANGE ON DEC '07 %
Full Time Equivalent	12,291	12,232	12,367	-76	- 0.6%

(+11.3% y/y) and by the Group's German operations (+19.4% y/y). This positive result is attributable to the more selective approach to new lending, which is evident in the higher spreads obtained on new loans, as well as to higher customer deposits, in aggregate up by about 11% y/y. The decrease in **non-interest income** is mainly due to the deceleration of UCCB business, only partially offset by the growth in income from financial leasing activities. **Total revenues** for the first nine months of 2008 were €4,684 million, up by €206 million y/y (+4.6% y/y) while net interest income was €3,502 million (+9.7% vs. the same period of last year).

Operating costs increased slightly by 1.6% (+€8 million y/y). Personnel costs increased by €16 million (+6.3% y/y) over the same period of last year, particularly in HVB and UniCredit Global Leasing (higher headcount due to expansion strategies). Other **operating costs** decreased by 3.3% y/y (-€8 million) following cuts in general administrative expenses. At consolidated level, operating costs totaled €1,522 million, representing a 3.8% y/y increase attributable almost entirely to staff costs, whose trend during 2007 was partly due to the positive impact of employee severance pay "TFR" (€26.3 million) in Italy: net of this one-off, the increase of operating costs during 2008 first none months would have been €30 million (+2% y/y).

Net impairment losses on loans and provisions showed a substantial increase, up by 65.5% or €150 million y/y, due to the deterioration in UCCB's loan book (+€148 million y/y) and in Germany (+€58 million y/y), only partially offset by lower provisions in UGL (-€4 million) and high write backs on specific positions in Austria (-€ 53 million y/y) and at consolidated level, the increase was limited to +29.8% y/y.

In view of the above, **operating profit** reached €645 million in Q3 2008, down by -€63 million y/y (-8.9%), while operating profits for the first nine months were € 2,213 million (-€81 million y/y).

Measures taken to optimize **absorbed capital** and Senior Management efforts to add value translated into a strong increase in **EVA which increased** by +€87 million to €706 million (+14% y/y) and **RARORAC**, which reached 6.89% vs. 6.22% in 2007 (+66 y/y). These good results are attributable to the growth in deposits, the stricter criteria applied in assessing new commercial relationships, and the focus of decreasing structural EVA negative positions. The evolution in the Group's **operating income to RWA** ratio was assisted by the increased focus on generating commission income and reducing non profitable contracts in all customer segments. Thanks to the healthy growth in total revenues in the first nine months of 2008 (+4.6% over the same period of 2007) and to the success in containing cost increases (+3.8% over 2007) UniCredit's Corporate Division **cost-income ratio** decreased by about 20bps to 32.5%.

UniCredit's Corporate Division growth was assisted also by the selective approach to new lending, aimed at improving return on allocated capital In line with the above strategy, priority was given to driving growth in non-capital intensive segments. Accordingly, deposits grew by 11% y/y (including securities), also thanks to the improved performance in Italy (+11% vs. September 2007) and Austria (+15 y/y). In the leasing sector, growth was higher in Central and Eastern Europe (CEE) countries and in Austria, while remained almost unchanged in Germany; the slow down of new business in Italy is mostly due to Real Estate related contracts, where volumes decreased by 33%, even if a strong increase in average spread took place.

Synergies due to the rationalization following the merger with Capitalia more than offset the increase in FTEs attributable to the recruitment of new external Relationship Managers and to inter-company staff transfers arising from the expansion of the Group's leasing operations in Central and Eastern Europe and in HVB. As a result the number of FTEs as at September 30, 2008 decrease by 76 FTEs against December 31, 2007.

Italy (ex-Leasing)

The increase in **operating income** in Q3 2008 to €800 million (+6.4% y/y vs. Q3 07) was driven by the strong growth in **net interest income** which rose to €618 million (+€68 million y/y), amply offsetting the decrease in non-interest income (-€20 million y/y) attributable to the derivatives drop. At cumulated level (for the first nine months of 2008), the strong growth in net interest income (+9.9% y/y) brought **total revenues** to €2,367 million, up by 4% over 2007 (+€92 million).

During the quarter, actions aimed at optimizing the group's systems after the integration of Capitalia brought about a 0,8% y/y decrease in **operating expenses**, attributable primarily to lower **staff costs** (€7 million, down by 4.5% y/y) compared with the same period of last year, while **other operating expenses** sligtly increased by 5 million y/y. At September 30, 2008 total operating expenses were €738 million (+3.5% y/y).

Net impairment losses on loans and provisions substantially increased in Q3 2008 (+96.1% y/y) to €302

Corporate Division (Continued)

million (+€148 million y/y) due to the deterioration of some of UCCB's positions. However, at consolidated level the overall increase for the first nine months of 2008 was +37.9% y/y.

In view of the above impacts, **profit before tax** for the quarter was €257 million, down by €71 million y/y (-21.6%), while profit before tax for the first nine months of 2008 was €999 million, down €79 million against the previous year (-7.3%).

Given the positive impact of operating income in the first nine months of 2008 and the lower growth in operating expenses, the **cost/income ratio** fell marginally by 16bps y/y to 31.2% YTD.

Germany (ex-Leasing)
The German Corporate Division's **operating income** for Q3 2008 was €394 million (+€50 million and +14.5% y/y). The increase **in net interest income**, totaling €296 million (+€48 million and +19.4% y/y), was driven by the growth in deposits (especially time deposits +16,5%) and loans, and by the extraordinary dividends related to Nordex disposal (+€22 million y/y). These good results were partly mirrored by an increase **in non-interest income** to €98 million (+€2 million and +2.1% y/y). Total revenues for the first nine months of 2008 were €1,144 million, up by €44 million (+4% y/y).

Germany's Corporate Division **operating expenses** slightly grew in Q3 to €136 million (+3.8% y/y) against the same period of 2007 due to higher personnel costs, up to €58 million (+€10 million y/y). At cumulative level **operating expenses** rose by 4.4% to €403 million (+€17 million vs. 2007).

In view of the above impacts, HVB's Q3 2008 **operating profits** rose to €258 million (+21.1% y/y, +€45 million). **Net writedowns of loans** increased by €58 million y/y to €95 million in Q3 2008. This rise was however partially offset by the gains from the sale of the stake in Nordex (+€21 million), bringing Germany's Corporate Division **profit before tax** to €186 million, up by 10.7% over Q3 2007 (+€18 million). Profit before tax was €566 million YTD, almost unchanged (-0.5% y/y) if compared the first nine months of 2007.

Austria (ex-Leasing)
In **Q3 2008 total revenues** remained almost unchanged at €210 million, however, net of the impact of a change in the dividend accounting policy for the subsidiary Real Invest, it would have turned into a growth by +0,8% y/y.

More specifically, **net interest income** increased by 4.2% in Q3 2008 (+€6 million) over the same period of last year, while YTD net interest income increased by 8.3% y/y (+€33 million). **Net non-interest income** decreased by 8.8% y/y in Q3 2008 (-€6 million): however Q3 2008 decrease represent a turn back in comparison with H1 2008 trend (-18.4% and -€35 million vs. H1 2007), due to lower demand of derivative products.

In view of the above, consolidated total revenues were down by €7 million (-1.1%) to €648 million over the last period of last year.

Throughout the whole 2008, Bank Austria's management continued to focus on cost-cutting initiatives generating a 2.5% y/y decrease in **operating expenses**, which totaled €194 million (-€5 million) YTD. In the breakdown, while **staff expenses** were slightly higher at €79 million (+€6 million y/y), other administrative expenses decreased by 8.8% y/y to €114 million (-€11 million). Measures taken during the period to contain costs brought about a 15.9% y/y decrease in other operative expenses, which during third quarter 2008 decreased to €37 million, while staff expenses were slightly up to €26 million (+€2 million y/y).

Lower **net writedowns of loans** (+€53 million) in Q3 2008 against Q3 2007 offset lower net income from investments (-€51 million), attributable to writedowns made in September 2008. Accordingly, despite the unfavorable macroeconomic environment, **profit before tax** increased against Q3 2007 by 5 million (+4.2% y/y) at €125 million, while the cost/income ratio improved by 238 bps to 30.5%. Year-to-date profit before tax was €403 million, a 2.4% y/y decrease attributable almost entirely to lower net commission earnings.

Global Leasing
In order to improve the Division's ability to transfer specific products and know-how, UniCredit Group consolidated its German, Italian and Austrian leasing companies together with its CEE (Central and Eastern Europe) subsidiaries into the sub-holding UniCredit Global Leasing S.p.A.

Total revenues increased by €17 million in Q3 2008 to €167 million (+11.3% vs. Q3 2007), mainly thanks to a better product mix and higher margins on new business. Changes in individual P&L items are partly due to reclassification needs. More specifically, net interest income increased by 5.6% against Q3 2007, while **net non-interest income** grew by 38.5% y/y (+€10 million) to €36 million. Total revenues grew by 16.7% (+€75 million) to €523 million in the first nine months of 2008 over the same period of 2007.

The increase in **staff**, primarily in the CEE area, and the new consolidations in Germany, were reflected in an increase in **staff expenses** by €12 million (to €39 million) in Q3 2008 vs. Q3 2007, while other administrative expenses fell by 13% y/y (-€3 million) to €20 million. In view of the above, total operating expenses reached €65 million, up by €10 million or 18.2% over the same period of last year. Cumulated **operating expenses** were up by 11.2% y/y to €188 million due to higher staff costs arising from the increase in headcount due to the Group's expansion strategies.

Net income from investments was nil over the three month period, down compared to the €27 million posted in Q3 2007 thanks to extraordinary income from the sale of Locat Rent Spa in Italy. However, **net writedowns of loans** fell by €4 million (-14.3% y/y).

Profit before tax decreased by 17.2% (-€16 million y/y) to €77 million in Q3 2008, net of extraordinary income from the sale of Locat Rent Spa, the increase in profit before tax would have been €5 million (+4.9% y/y). Year-to-date profit before tax was €245 million, up by 4.7% over the first nine months of 2007 or +13.5% excluding extraordinary gains from the sale of Locat Rent SpA. At cumulated level the cost / income ratio improved by 178bps to 35.9%.

Breakdown by Country Q3 2007 (€ million, % values)



Total 1,456
-497
959
10%
11%
10%
52%
49%
53%
14%
14%
15%
24%
26%
22%
Operating Income
Operative Costs
Operating Profit
UGL
Italy
Austria
Germany

Key Projects and Initiatives in Q3 2008

In line with senior management's strategic stance, throughout Q3 2008 UniCredit's Corporate Division focused its attention on growing organically in all its domestic markets and optimizing its return on capital employed.

In Italy, the Division's strategy prioritized optimum allocated capital, which was implemented by strictly monitoring existing customers' loans and adopting a selective approach to new lending.

During the three month period the Division continued to focus on the creation of a business model aimed at optimizing return on absorbed capital and improving the routine management of customers relationships with a negative impact on EVA. This effort, which involved all levels of the business, allowed a further reduction in the capital employed in positions with a negative structural EVA.

Breakdown by Country Q3 2008 (€ million, % values)



Total 1,573
-505
1068
11%
13%
10%
51%
48%
52%
13%
13%
14%
25%
27%
24%
Operating Income
Operating Costs
Operating Profit
UGL
Italy
Austria
Germany

In view of the merger between UniCredit and Capitalia, specific projects were launched to strengthen the Group's market position and improve the efficiency of its operating processes, in line with its cost-containment policy. The main initiatives undertaken in this respect concerned the concentration of leasing operations within Locat SpA and the launch of a project aimed at centralizing the management of all public sectors contracts, (i.e. with government offices, local entities and public sector companies) within UniCredit MedioCredito Centrale SpA.

In Q3 2008 the Group continued with the integration of former Capitalia's network within UniCredit Corporate Bank (UCCB), with positive impacts on the Group's ability to fully leverage its managerial skills and business potential through the integration and reorganization of the two companies' Relationship Manager and Product Specialist networks.

In Germany the Division continued to win new market shares in growth areas, partly due to the fact that branches opened in 2007 have now become fully operational, while Austrian operations specifically focused on the launch of new products aimed at fostering international growth with the objective of strengthening the Group's market leadership and increasing its penetration into specific geographic areas.

In accordance with the Group's 2008 business plan, during Q3 UniCredit Global Leasing's management continued to focus on developing cross-selling agreements with the corporate banks within UniCredit Group and on strengthening its cooperation agreements aimed at small businesses served by its retail network. The wide penetration of UniCredit within Central and Eastern European countries

Corporate Division (Continued)

and the harmonization of its brands within most of its target markets will represent a competitive advantage when entering into commercial agreements with multinational customer groups.

In the third quarter GTB's (Global Transaction Banking) efforts to develop new opportunities in CEE markets paid off in terms of new business generation - especially in the areas of trade finance and cash management. Moreover the focus on low-risk and capital-light commercial transactions gave us a competitive advantage even at a time of general markets turmoil.

Private Banking Division

Changes in financial assets

Total **financial assets under management or administration** at September 30, 2008 were **€206 billion**, down by approximately **3.2%** from Q2 2008 and about **11%** from end 2007 and pro-forma Q3 2007[1].

funds into products with greater liquidity, caused heavy outflows in assets under management (down by €9.2 billion), which were however offset by the positive trend of assets under administration (up by €7.7 billion) and deposits and repos (up by €5.8 billion). Despite the good commercial results, the negative

Total Financial Assets (€ Billions)

PRIVATE BANKING DIVISION	AMOUNTS AS AT 09.30.2008	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007	CHANGE ON DEC '07 AMOUNT	CHANGE ON DEC '07 %	AMOUNTS AS AT 09.30.2007	CHANGE %
Total	**206.1**	**212.7**	**231.4**	**-25.3**	**-10.9%**	**232.4**	**- 11.3%**
Italy	127.5	129.7	139.1	-11.6	-8.4%	139.1	- 8.4%
Germany	63.7	67.9	76.7	-13.0	-17.0%	77.3	- 17.7%
Austria	14.9	15.1	15.6	-0.7	-4.5%	16.0	- 7.4%

Financial asset movements were affected by trends in the financial markets, which since the beginning of the year, and particularly in September, suffered heavy losses due to the spiraling global financial and economic crisis. At the end of September 2008, the major market indices were showing substantial losses compared to December 2007: **S&P/MIB -33.8%** (with a 43.9% m/m volatility), **DAX 30 -27.7%** and **ATX -38.7%**. Inevitably, assets under management were deeply hit by this negative trend, particularly in Italy where net outflows since the beginning of the year were approximately €98 billion and total assets under management were 22.6% lower than at end 2007 (source: Assogestioni).

However, net of extraordinary items[2], the decline from end 2007 was limited to **8.3%** of total assets. Overall, net inflows[2] year-to-date were positive, totaling approximately **€4.2 billion**. The growing risk aversion among customers, who switched their investments from managed

performance posted by financial assets in the first nine months of the year generated a **€20 billion** loss, representing over 10% of the value of assets at the beginning of the year.

Also in Q3 2008 the decline in financial assets[2] was driven exclusively by a negative financial performance of **€6.5 billion**. On the other hand, notwithstanding the exceptionally difficult market environment, net inflows for the quarter were **€1.4 billion**[2], thanks to the healthy growth reported by all three reference countries, especially in Italy (Fineco €0.7 billion) and in Germany (+0.5 billion).

Due to the critical conditions of the asset management sector, the breakdown of **ordinary financial assets**[2] shows that assets under management were approximately 37%, down from 43% at end 2007, assets under custody were about 38% of the total, up by 37% from December 2007, while deposits increased to 25% from 20% at end 2007 and.

1. Total financial assets in 2007 were stated on a pro-forma basis due to the first time consolidation of Wealth Capital Management in Germany, the integration with Capitalia and the sale of the Monte Carlo branch by Capitalia Luxembourg.
2. This figure excludes extraordinary transactions meaning those, which, due to their timing, large size and little or no profitability, are not attributable to ordinary company operations.

Percentage breakdown of operating profit[2] as at September 30, 2008



24.7%
36.9%
0.3%
38.1%
Assets under management
Assets in custody
Assets under administrator and other assest
Deposits and Repos

2. See note on previous page

Income Statement (€ million)

PRIVATE BANKING DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE % ACTUAL	CHANGE % AT CONSTANT PERIMETER	2008 Q3	2008 Q2	2007 Q3	CHANGE % ON Q3 '07 ACTUAL	CHANGE % ON Q3 '07 AT CONSTANT PERIMETER
Operating income	1,073	1,098	- 2.3%	- 3.6%	312	377	351	- 11.1%	- 12.5%
Operating costs	-670	-653	+ 2.6%	- 2.2%	-218	-227	-215	+ 1.4%	- 2.7%
Operating profit	403	445	- 9.4%	- 5.8%	94	150	136	- 30.9%	- 29.2%
Profit before tax	416	426	- 2.3%	+ 1.3%	89	157	133	- 33.1%	- 31.7%

Financial Performance

In terms of profit performance[3] in the first nine months of 2008 the Private Banking Division generated operating profit of **€403 million, 9%** lower than M9 2007, and of about **6%** on a like-for-like basis[4] as a result of a rigorous cost containment policy and good growth in net interest income that limited the extremely negative repercussions of the financial environment on commission income. This trend was also reflected in Q3 results, with revenues severely hit, amongst other things, by the mark-to-market valuation of DAB and Banca Agricola Commerciale di San Marino (BAC) investment portfolios for a total of €33 million.

Revenues fell **3.6%** to **€1,073 million** from the first nine months 2007, but were broadly stable, i.e., down by only **0.5%**, net of the mentioned valuation effect on the portfolio, despite to the exceptional market volatility, which sharply affected volumes, transactions and type of products sold. In the breakdown:

- **Net interest income** increased by **27%** thanks to the positive trend in deposit and repo volumes, attributable to the changes in portfolio mix made by investors' changing their portfolio mix in favour of products with greater liquidity which are less sensitive to market fluctuations, a trend which emerged in the first half of the year and gained momentum in the third quarter.
- **Net non-interest income** fell by **16%** due both to a **14%** decline in net commission income, due mainly to the sizeable outflows from assets under management, and to the slowdown in trading activity, and of the impact of the mentioned valuation of securities, net of which the drop in non interest income would be 12%.

Q3 2008 revenues declined by over **12%** to **€312 million**. Two thirds of the loss arose from the negative impact on trading profit of DAB and BAC's securities portfolio performance.

Operating costs were **€670 million**, down **2.2%** from M9 2007, due to a **1%** reduction in **payroll** and a **2%** fall in **other administrative expenses**. It should be noted that all the Division's business units implemented cost-cutting measures to reduce both structural and discretional spending in order to bolster profits which were negatively impacted by the high level of uncertainty in financial markets. The fall in operating costs continued in Q3 2008 with a reduction of 2.7% from Q3 2007 figures.

The **cost/income ratio** for the first nine months of 2008 was **62%**, almost stable compared to M9 2007.

Profit before tax, totaling approximately **€416 million**, was up by **1.3%** over the first 9 months of 2007. This result benefited from €3 million of net write-backs on loans and €21 million of net profits from investments (mainly from the sale of the Montecarlo Branch by Capitalia Luxembourg).

Below are key figures by country.

Percentage breakdown of operating profit as at September 30, 2008



7.2%
23.1%
69.7%
Italy
Germany
Austria

3. Figures for the first 9 months of 2007 were adjusted to take into account the impact of the new cost allocation criteria in Germany, and, in Italy, of new segment reporting rules and regulations on soft commission arrangements between issuers and distributors of managed asset products applying to former Capitalia Banks/Companies as well as of the mortgage business carve-out on Fineco's results.

4. Figures for the first 9 months of 2007 were adjusted to take into account the impact of the new cost allocation criteria in Germany, and, in Italy, of new segment reporting rules and regulations on soft commission arrangements between issuers and distributors of managed asset products applying to former Capitalia Banks/Companies as well as of the mortgage business carve-out on Fineco's results.

Private Banking Division (Continued)

In **Italy** operating profit was **€280 million** up by **10.4%** over 2007, due to a **1.5%** fall in operating costs and a 3% revenue increase. Strong growth in net interest income (**up by 33%** ca.) offset a **13%** drop in net commission income. The cost/income ratio was **58%**, down from **61%** in 2007. UPB ended the first nine months of 2008 with net profits of **€129 million**, up about **20%** over M9 2007, thanks to the strong growth in net interest income (**up by 27%**). In Asset Gathering, Fineco's operating profit increased by about **28%** including the impact of the Xelion acquisition, driven by net interest income, which offset the drop in commission income, and cost reductions of **9%**, which benefited from the first significant integration synergies.

In **Germany**, lower operating profits (**down by 31%** from the first nine months 2007) were mainly due to trading losses of **€28 million** recorded in Q3 2008 by DAB's securities portfolio. Net of the above one-off impact, the operating profits were down by **10%** from M9 2007.

Revenues were down by **6%** from M9 2007, despite there was a significant positive contribution by net interest income, up by **17%** over M9 2007, and lower operating costs, down **3.3%** thanks to cost-cutting measures introduced to offset the drop in net commission income due to a fall in sales of asset management products and transaction volumes.

In **Austria**, operating profit declined by 24% from the first nine months of 2007, mainly due to a fall in net fees and commissions at both Schoellerbank and Bank Privat, which were particularly exposed to the negative trend in assets under management. On the positive side, operating costs remained stable and net interest income rose by **25%**.

The **EVA** generated by the Private Banking Division in the first nine months of 2008 was €205 million.

The Division's FTEs (full time equivalents) as at September 30, 2008 were 4.427.

Key Ratios and Indicators

	FIRST 9 MONTHS		CHANGE	
PRIVATE BANKING DIVISION	2008	2007	AMOUNT	%
EVA (€ million)	205	202	3	+ 1.6%
Absorbed Capital (€ million)	664	591	72	+ 12.3%
RARORAC	41.16%	45.49%	-433bp	
ROA, bp (*)	81.6bp	80.5bp	1.1bp	
Cost/Income	62.4%	59.5%	290bp	
Operating costs/Total Financial Assets	50.9bp	47.9bp	3.0bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

Staff Numbers

	AMOUNTS AS AT			CHANGE ON DEC '07	
PRIVATE BANKING DIVISION	09.30.2008	06.30.2008	12.31.2007	AMOUNT	%
Full Time Equivalent	4,427	4,472	4.520	-93	- 2.0%

Asset Management Division

Business and financial performance

As at September 30, 2008, assets under **management and administration** in the Asset Management Division totaled €208 billion. The managed component (€199 billion) was down by 22.7% from the beginning of the year (-27.2% y/y) due to market turbulence, which has had a negative impact on both net sales (-€35.3 billion, -13.7% from the beginning of the year), and market performance (-€23.0 billion, or -9.0%)[1].

AuM by Distribution area


7.1%
3.7%
51.6%
5.5%
18.1%
Italy
US
International
Germany
CEE
Pioneer Austria

USA

The business unit ended the period with a net outflow totaling €2.7 billion.

Assets totaling €35.9 billion were 20.8% lower than the beginning of the year due to unfavorable market performance (-12%), only partially offset by the positive effect of the appreciation of the USD versus Euro (+1.5%), and the net outflow of funds (-6%).

Ending assets expressed in dollars totaled $51.3 billion (-23% from the beginning of the year).

1. Including the sale of part of Vanderbilt US.

Total Financial Assets

(€ Billions)

ASSET MANAGEMENT DIVISION	AMOUNT 09.30.2008	AMOUNT 06.30.2008	AMOUNT 12.31.2007	CHANGE VS DECEMBER 07 AMOUNT	CHANGE VS DECEMBER 07 %	AMOUNT 09.30.2007	CHANGE P/Y AMOUNT	CHANGE P/Y %
Total Financial Assets	208.3	225.0	267.9	-59.6	-22.2%	310.7	-102.4	-33.0%
Assets under management	198.7	214.9	257.0	-58.3	-22.7%	273.0	-74.3	-27.2%
Pioneer	185.0	200.2	241.0	-55.9	-23.2%	255.7	-70.7	-27.6%
- *Italy (*)*	102.5	111.1	133.2	-30.6	-23.0%	138.4	-35.9	-25.9%
- *USA*	35.9	37.2	45.3	-9.4	-20.8%	48.3	-12.4	-25.7%
- *International*	10.9	11.6	14.1	-3.2	-23.0%	14.9	-4.0	-27.0%
- *Germany (**)*	28.3	31.8	38.0	-9.7	-25.6%	43.8	-15.5	-35.4%
- *CEE*	7.4	8.5	10.4	-3.0	-28.5%	10.3	-2.9	-27.8%
Pioneer Austria	13.7	14.7	16.0	-2.3	-14.5%	17.3	-3.6	-20.9%
Assets under administration	9.6	10.1	10.9	-1.3	-12.0%	37.7	-28.1	-74.6%

(*) The Italian Business Unit includes Capitalia
(**) Germany Business Units includes Pioneer Germany and Nordinvest

Italy

In Italy assets under management totaled €102.5 billion at the end of September representing a 23.0% decline since the beginning of the year due to the combined impact of a net outflow of funds (-€-22.3 billion), due in part to MIFID regulations, and the market component (-€8.4 billion).

During the period, there was a net outflow in all areas with the sole exception of the Institutional segment (€65 million).

The market share of Pioneer Investments, including Capitalia, stood at 17.15% at the end of September, a decrease from June 2008.

Germany

The business unit ended the period with a net outflow of €6.8 billion concentrated in the mutual fund area, and partially offset by the inflow of dedicated funds.

Assets under management (€28.3 billion) were down 25.6% from the beginning of the year, mainly due to the net outflow of funds (-18%) and the negative market impact (-7.6%).

Assets under administration totaled €2.8 billion and were down by 16.7% from the beginning of the year due almost entirely to the negative market component (-€401 million).

International

The International business unit reported an outflow totaling €644 million due to the negative contribution of nearly all areas with the exception of the UK (+€997 million), France (+€20 million), Israel and Turkey (+€10 million) and Australia (+€3 million). The Institutional segment also reported net positive sales during the period (+€263 million).

Due in part to a negative market effect of 18.4%, assets were down by 23% from the level at the beginning of the year to €10.9 billion.

Central and Eastern Europe (CEE)

The CEE business unit (formerly New Markets) reported a net outflow of €1.6 billion at the end of September which was mainly attributable to the outflow in Poland (-€1.4 billion).

However, Pioneer Pekao solidified its leadership among asset management companies in Poland with a market share of 20.1%.

Assets under management stood at €7.4 billion, a decline of 28.5% from the beginning of the year, due to the negative net sales (-15.0%) and market effect (-13.6%).

Alternative

The Alternative business unit, whose figures are already included in various distribution areas, reported an inflow of €359 million due to the positive contribution of the PAI Ltd families of funds (€217 million), the Momentum family of funds (€73 million) and Primeo (€90 million).

At the end of September, assets in Alternative products totaled €6.3 billion representing an increase of 8.3% from the beginning of the year, due to the net inflows (6.1%) and a positive market effect (+2.2%).

Pioneer Austria

The business unit ended September 2008 with assets under management of €13.7 billion, a decrease of 14.5% from the beginning of the year, due to the net outflows (€1.2 billion) and negative market performance (€1.1 billion).

Asset Management Division (Continued)

Financial performance

In the third quarter, the Asset Management Division reported **profit before tax** of €133 million, a decrease of 41.9% from the €229 million reported for the same period in 2007.
Total gross profit from the start of the year reached a level of €506 million, a decrease of €192 million, or 27.5%, from the same period of 2007.

The changing results for the quarter are a reflection of market performance that had a negative impact on revenues. In fact, the decrease in average assets under management from the same period of the *previous year (-25.8%) led to a reduction* in net commissions of 31.3% in Q3 2008 compared to Q3 2007 which was only partially offset by cost containment measures.

As a result, in the first nine months of the year the operating income totaled €876 million, a decrease of 25.6% from the same period in 2007.

Operating costs for the third quarter were down by 14.3% from the same period in 2007 *due to the combined effect of:*

- A decrease in **payroll costs** (-16.5%) due to both fixed costs for less FTE, and to the variable component of the compensations, included the evaluation of the incentive plans;
- A decrease in **other administrative expenses** (-13.3%) mainly resulting from the decrease in advertising, marketing, consulting and administrative service costs.
- **Higher amortization** due to intangible assets with a defined useful life resulting from recent acquisitions and assets related to the GISP (Global Investment System Program) project that went into service. The GISP is a platform that supports front office activities.

Final operating cost figures for the first nine months of the year show a decrease of €86 million, or -18.0%, from the same period of 2007, due to the decrease in payroll costs (-30.6% y/y, mainly as a result of lower incentive plan costs) and administrative expenses (-1.7% y/y), which was partially offset by the increase in amortization (+42.1% y/y).

For the nine-month period, the **cost-income ratio** stood at 44.7%, worsening from the same period of the previous year due to the deterioration in operating income mainly caused by the negative performance of the markets.

The division's performance was reflected in value indicators for the first nine months: **EVA** was €317 million (-37,1% y/y) and RARORAC was 73.37% (from 134,84%).

At the end of September, the Asset Management Division had **2,229** Full Time Equivalent (FTE) employees, a reduction of 237 employees compared to year-end 2007.

Income Statement (€ million)

ASSET MANAGEMENT DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE %	2008 Q3	2008 Q2	2007 Q3	CHANGE % ON Q3 '07
Operating income	876	1,178	- 25.6%	267	292	387	- 31.0%
Operating costs	-392	-478	- 18.0%	-132	-142	-154	- 14.3%
Operating profit	484	700	- 30.9%	135	150	233	- 42.1%
Profit before tax	506	698	- 27.5%	133	148	229	- 41.9%

Key Ratios and Indicators

ASSET MANAGEMENT DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE AMOUNT	CHANGE %
EVA (€ million)	317	503	-187	- 37.1%
Absorbed Capital (€ million)	575	498	77	+ 15.5%
RARORAC	73.37%	134.84%	-6147bp	
ROA, bp (*)	50	49	1bp	
Cost/Income	44.7%	40.6%	410bp	
Operating costs/Total Financial Assets, bp (**)	22	20	2bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

Staff Numbers

ASSET MANAGEMENT DIVISION	AMOUNTS AS AT 09.30.2008	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007	CHANGE ON DEC '07 AMOUNT	CHANGE ON DEC '07 %
Full Time Equivalent	2.229	2.297	2.466	-237	- 9.6%

Market & Investment Banking Division

The year-long credit market turmoil has turned into a full-blown crisis, prompting extraordinary actions by Governments to stabilize markets.

Operating Environment

The turbulent quarter negatively impacted most of the businesses - especially in the Markets area - and led to a significant negative contribution by the MIB Division to overall Group results.

The financial services sector witnessed extraordinary changes in the competitive landscape due to consolidation and Government intervention. The quarter was marked by historic and unprecedented events, which had severe repercussions on the global financial system and markets.

Against this background, **the income statement for the first nine months of 2008** showed revenue contribution by the MIB Division amounting to only €700 million compared to €2,848 million in the same period of the preceding year, a reduction of 75%. Reported total **operating costs** of €1,062 million showed a y/y reduction of €201 million or 16%. This translated into a **pre-tax loss** of €784 million versus **a pre-tax profit** of €1,897 million in the first nine months of 2007.

Income Statement (€ million)

MIB DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE %	2008 Q3	2008 Q2	2007 Q3	CHANGE % ON Q3 '07
Operating income	700	2,848	- 75.4%	202	794	457	- 55.8%
o.w.:							
trading revenues	*-1,188*	*1,172*	n.s.	*-544*	*221*	*-8*	*n.s.*
non-trading revenues	*1,888*	*1,676*	*+ 12.6%*	*746*	*573*	*465*	*+ 60.4%*
Operating costs	-1,062	-1,263	- 15.9%	-339	-352	-340	- 0.3%
Operating profit	-362	1,585	n.s.	-137	442	117	- 217.1%
Net write-downs on loans	-287	37	n.s.	-257	10	43	n.s.
Profit before tax	-784	1,897	n.s.	-495	400	196	- 352.6%

Balance Sheet (€ million)

MIB DIVISION	AMOUNTS AS AT 09.30.2008	06.30.2008	12.31.2007	CHANGE ON DEC '07 AMOUNT	%
Total RWA	94,364	85,919	81,309	13,055	+ 16.1%
RWA for Credit Risk	74,872	61,858	58,843	16,029	+ 27.2%

Key Ratios and Indicators

MIB DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE AMOUNT	%
EVA (€ million)	-810	669	-1,479	n.s.
Absorbed Capital (€ million)	5,630	5,250	379	+ 7.2%
RARORAC	-19.18%	16.99%	n.s.	
Operating Income/RWA (avg)	1.06%	4.52%	-346bp	
Cost/Income	n.s.	44.3%	n.s.	
Cost of Risk	0.59%	-0.08%	67bp	

Staff Numbers

MIB DIVISION	AMOUNTS AS AT 09.30.2008	06.30.2008	12.31.2007	CHANGE ON DEC '07 AMOUNT	%
Full Time Equivalent 100%	3,602	3,765	4,149	-547	- 13.2%
Full Time Equivalent proportional	3,586	3,749	4,133	-547	- 13.2%

Operating income (economic view[1]) (€ million)

MIB DIVISION	SEP YTD 2008	SEP YTD 2007	CHANGE %	2008 Q3	2008 Q2	2007 Q3	CHANGE % ON Q3 '07
Markets	-312	1,512	n.s.	-173	396	160	n.s.
Investment Banking	918	1,364	-33%	323	307	291	11%
MIB others	-43	12	n.s.	-18	-48	-4	335%
Total MIB	563	2,888	-81%	132	655	448	-71%

1. Figures in this table do not correspond to accounting data.

Market & Investment Banking Division (Continued)

The included (positive) reclassification impact of the amendment of IAS 39 amounted to €815 million.

Q3 2008 reported revenues of €202 million including the mentioned impact of the IAS 39 change, which despite this was a decline of €592 million or 75% from Q2 2008 and of €255 million or 56% y/y. This sharp decrease was attributable to the Markets area, where the entire credit-related business contributed negatively.

Operating expenses in the third quarter were €339 million, down by €13 million q/q and down €1 million y/y. This is mainly a result of further strict cost management which has been even more important in connection with the general market conditions.

Overall, profit before tax turned from positive €400 million in the second quarter, to a negative result of €495 million in Q3 2008, whereas Q3 2007 had reported a profit of €196 million.

Looking at the Business Areas, the picture is quite differentiated: the Investment Banking area managed to deliver continuously solid results under difficult global market conditions, whereas the Markets area's performance suffered from the unprecedented market downturn even after having proactively reduced systematically the risk portfolio.

Markets

The Markets area accounted for negative revenues of €173 million in Q3 2008, the most challenging quarter since the financial market crisis started. Cumulative revenues for the first three quarters of 2008 were at €312 million.

FIC (Fixed Income and Currencies): The Q3 environment deteriorated into unprecedented illiquidity, with multiple bank failures, takeovers and Government interventions in continental Europe, the UK and the US. The Lehman Brothers failure and resulting risk aversion saw short-term funding rates rocket to huge premiums over official rates, which continued throughout the quarter. Emergency legislation was enacted and bank takeovers resolved. FIC had been on pace for a strong recovery to budget in earnings until the Lehman failure.

Despite some set-up due to the replacement cost as counterparties for Lehman, FIC had a good recovery in the most volatile markets of modern history with revenues of €294 million in the third quarter, an increase of €127 million or 76% over Q2. The business benefited from the favourable interest rate environment while volatilities in both rates and currencies benefited our client business. Cumulative revenues of €759 million in the reporting period underline the importance of the FIC business line. A strong performance was seen in interest rate management as well as the FX Cash trading business.

Equities - Global equity markets further deteriorated due to an intensification of the global financial market crisis: additional write-downs of major banks, the Lehman default, the tightening of the credit market as well as global recession worries. Cash equities client activity as well as assets under management shrank significantly specifically in CEE. Despite reducing the delta exposure trading suffered due to the underperformance of 2nd and 3rd tier stocks, historically our core business, and therefore contributed negatively to the total Equity result. Equity Sales produced a lower contribution versus previous quarters based upon the lack of liquidity in the market. Customer business picked up notably in derivatives due to forced hedging and restructuring. Nevertheless the unprecedented spikes in volatility caused challenges in managing the derivative risk even though the group had proactively reduced the risk during the quarter. The Equities business line reported revenues of €35 million for the first nine months of 2008.

Structured Equity & Commodities managed to consequently increase revenues in July to September with its best month in September 2008, as it attracted many new counterparties and transactions in September due to the Lehmann default. Total revenues in the third quarter amounted to €102 million, a growth of €83 million over the rather weak Q2 2008. With revenues of €235 million in the first three quarters the business line is, beside FIC, the main contributor to revenues in the Markets area.

We successfully sold our latest innovation "Opti Anleihe" enabling us to make a substantial P&L contribution as we benefited from the "innovation window", i.e., no competitor was offering similar products. Our leading position in the German market was confirmed by the German Risk Magazine's poll: No. 1 in Equity Derivatives, No. 1 in Structured Products, and No. 1 in ETFs.

Credit-related businesses: After a rebound in April-June following the bail-out of Bear Stearns the markets got increasingly nervous with attention on Fannie Mae and Freddie Mac culminating in their bailouts by the US government in early September. Through this period the markets for cash bonds started to freeze while hedges for CDS became less

effective as investors sold cash bonds to raise liquidity irrespective of credit fundamentals. The key event, however, in credit markets was the Lehman default on September 15, 2008. It triggered a revaluation in credit markets due to various reasons: Lehman was an important counterparty for CDS and other derivatives transactions. In addition to some holdings of Lehman bonds, open CDS trades had to be replaced in the markets with adverse consequences. Counterparty risks became a major issue as a result of the Lehman default and this led to further dramatic spread widening in all asset classes, particularly in financials, in an already fragile and illiquid market. The dramatic spread widening of cash vs CDS had a material effect on our basis positions which was put on as a hedge for some of our positions. In addition, our market-making activities to our clients also had a negative effect on our revenues as our trading desks find it difficult to on-sell positions that we bought from clients and many of the hedges (such as CD and indices) are not effective in these disorderly markets. Hedge Funds which traditionally are net buyers of securities became net sellers in order to meet margin calls and expected redemptions, adding further misery and pressure to an already difficult market environment. Some of our hedging activities for part of our loan portfolio also suffered because of the basis between loans and bonds.

Against this background, the credit-related businesses contributed negative revenues of €346 million in Q3 2008, cutting cumulative revenues for the first nine months to negative €504 million.

The ring-fenced **Global ABS portfolio** was reduced by €1.1 billion or more than 9% in Q3, down from €11.6 billion to €10.5 billion at market value, of which €0.7 billion were reduced via amortization at par. Since the beginning of 2008 the ABS portfolio volume has been reduced by one-third.

The Lehman default led to a sharp widening of CDS on ABS, as one of the most active counterparties had to be replaced. However there was no significant impact on the ABS portfolio on deals where Lehman was involved as an arranger or swap counterparty. Within that context ABS still remained under severe pressure throughout Q3. In illiquid market conditions UK prime RMBS, for example, traded over 225 bps and while AAA CMBS traded close to 400 bps although there is almost no liquidity other than for small size. The primary market remained virtually closed.

The P&L effect for the first nine months of this year of the business line Global ABS & Investments increased negatively to a contribution of €659 million, of which €3 million were reported in the third quarter.

Investment Banking

Although the Investment Banking area suffered from global market conditions to some extent, it managed to contribute excellent revenues of €918 million in the first nine months of 2008. Revenues in Q3 2008 amounted to €323 million, which was the best quarter for the Investment Banking area in 2008. Compared to Q2, revenues in Q3 increased by €53 million or 18%. This revenue growth was driven by a solid contribution from all business lines, especially Financing.

In an extremely challenging market environment the **Financing** business line managed to position itself amongst the lead arrangers financing the high profile takeover of Continental by INA Schaeffler which will be the most important Corporate Franchise Deal in Germany in 2008. The transaction underpins the strength of our client franchise and our ability to serve our clients effectively with investment banking products. Therefore it proves again the power of our client driven product factory approach in MIB.

The cumulated revenues of the Financing business line for the year to September amounted to €440 million, driven by Q3 revenues with the highest quarterly contribution for 2008 at €173 million, an increase of €40 million or 30% versus the previous quarter.

Reduced risk appetite on the banking side and a drop-off in the institutional market led to substantially lower LBO volume in Europe and the US compared to 2007. Due to limited underwriting capacity and appetite, the market has been focusing on midcap transactions producing smaller revenues and lower fee skims per deal and reducing the extraordinary high productivity of this segment in 2007. Nevertheless the Financing managed to hit the revenue level of 2007 and to execute a couple of MLA mandates with substantially lower risk profiles. Excellent reputation and consistent focus on lead arranger mandates in Project Finance and Structured Commodity Finance were rewarded by the sponsors' granting the right of first refusal for profitable follow-up financing and ECM/DCM transactions. Considering the envisaged economic slow-down MIB Financing continues to tightly monitor the credit quality of the loan book.

Capital Markets: Despite the challenging market environment and record low levels of issuance the Capital Markets business line reported revenues of €235 million for the first nine months of 2008, of which

Market & Investment Banking Division (Continued)

€73 million were generated in Q3 2008 showing continuous quarter-by-quarter revenue growth.
In Securitisation, significant transactions were closed successfully for UniCredit Group. Furthermore, in Securitisation, UniCredit successfully completed the Geldilux 2008-1 transaction, a €1.4 billion true sale cash-funded SME trade. This securitisation is the largest publicly sold ABS issue in Europe in 2008 to date.

In Debt Capital Markets, rare windows were used on the corporate side for public issues as well as private placements. In Financials, UniCredit was awarded "Best Bank for Covered Bonds 2008" by Euroweek/The Cover, one of the most prestigious fixed income awards in the industry.

The Capital Markets Solutions and Investments group continued to build upon solid H1 performance and closed a number of client driven structured transactions.

M&A Advisory and Coverage: Despite still seeing difficult market conditions, the Regional Investment Banking units, including the M&A teams, were able to successfully close or announce several significant deals in the past months. With a revenue contribution of €83 million in the third quarter, the second quarter result was exceeded by €9 million or 13%. In the first nine months of 2008, Regional Investment Banking teams contributed €224m to MIB's overall result.

Financial Institutions Group (FIG): The FIG business line contributed revenues of €30 million for the first nine months of 2008. Q3 was the best quarter with revenues of €17 million. A considerable increase in revenues could be achieved in particular with banks, where significant deals could be closed.

Principal Investments continues to bundle the proprietary investment activities in alternative assets.

Turbulent markets in Q3 led to continued caution by *Direct Investments* to invest new capital, either as a co-investor with PE sponsors or in Direct Minority stakes. We expect this situation to remain for the rest of the year. However we closed on the "economically resilient" Guala Closures Co-investment with a €25 million commitment alongside DLJ PE following a successful conclusion to the P2P initiated in early August. In *Private Equity Fund Investments,* Q3 business remained very limited, but for 2009 we foresee a number of promising investment opportunities.

Hedge funds: The financial crisis culminated in the bankruptcy of the investment bank Lehman Brothers in September. Even the US $700 billion rescue package devised a couple of days later could not restore faith in the markets. The little liquidity left in the system dried up. As a consequence, September was the worst month for hedge funds ever and this showed that the hedge fund industry can not make money if the financial system fails to function.

Overall, the Principal Investments area contributed negatively to revenues with €27 million in the third quarter after a positive contribution in Q2 of €10 million. Over the first nine months, revenues amounted to €25 million.

The **Corporate Treasury Sales** unit handles German, Austrian and Italian customer business in cooperation with the Corporate Division and holds significant market positions.

Continued market uncertainty combined with the seasonal slowdown had an adverse effect on the derivatives business in all core countries. Risk aversion has lessened client appetite for structured products, although ongoing volatility in interest rates and foreign exchange markets has sustained demand for hedging solutions.

FX volatility in the CEE region has been a main driver of increased business with CEE corporate clients. Business has also been boosted by special initiatives and projects.

MIB CEE

The blueprint for co-operation between the MIB Division and the Corporate Banking Division in Central and Eastern Europe (CEE) has been established with a focus on increased origination and cross selling within the Group as well as on RWA reduction. Efforts were undertaken to bring global MIB knowledge and expertise to local CEE clients through close co-operation with global MIB product and sector specialists.

The preparation of the implementation of the divisionalisation in the CEE countries is still ongoing as well as adaptation of the existing *framework in accordance* with the new Group Governance Model.

CEE and Poland's Markets

In Q3, the CEE region again showed overall growth rates significantly above the level of Western Europe. However, in an environment of strong turbulences in the world financial markets, the Central and Eastern Europe (CEE) countries could not fully escape the dynamics of these events. The picture is rather heterogeneous: while many countries in Central Europe are less concerned, other countries more dependent on external funding suffer from sharply risen interest costs reflecting the more pessimistic risk assessment by the markets. Still, given the low degree of banking intermediation, the related convergence process towards EU levels is expected to continue, but at more moderate growth rates than in recent years.

UniCredit Group again maintained its undisputed leading position in the CEE region. The integration process of the newly acquired banks, ATF Bank in Kazakhstan and Ukrsotsbank (USB) in Ukraine completed in November 2007 and January 2008, is going ahead at full speed. In order to fully exploit the market potential in the region, a focus is on the introduction of a new organization structure, introducing a divisionalised approach to the CEE banks. In this regard, the seven revenue-wise most important majority-owned subsidiaries will benefit from an even closer cooperation with the business divisions on group level.

UniCredit group launched an organic growth strategy with the goal to further strengthen its presence in the CEE markets. A strong focus herein is on fast growing markets with a partially still lower presence regarding branches such as Russia, Romania, Turkey and Ukraine. In the first nine months of 2008, 344 new branches were opened. In response to the difficult situation in the financial markets and the changing economic climate, it was decided in September 2008 to put the further expansion planned for 2009 on hold.

Furthermore, the CEE banks are further intensifying their cooperation with the Group's product factories to benefit from group know-how and to further improve their product range and service quality. The CEE banks also participate in the group activities regarding customer satisfaction, aiming at preserving stable customer relationships and hereby contributing to value creation for the group.

The CEE region is managed in two divisions, CEE and Poland's Markets, and has banking operations in 19 countries and representative offices in three more countries.

Within UniCredit Group, Bank Austria is the sub-holding for banking in CEE, with the exception of Poland and Ukraine, managed directly by UniCredit.

The breakdown by country of operating income is detailed as follows:

Operating Income: breakdown by Country

September 08 vs September 07 at constant rates (euro mln)


market share June 08
delta vs prior year
12% Poland -4.3%
10% Turkey 25.4%
1% Russia 47.5%
26% Croatia 18.4%
5% Ukraine n.d.
7% Czech Rep. 5.5%
6% Romania 27.8%
6% Kazakhstan n.d.
17% Bulgaria 11.6%
6% Hungary 5.4%
n.d. Other 18.7%
September 2007
September 2008

CEE Division

Financial and Commercial Performance

Following excellent results in 2007, the CEE Division maintained its strong momentum in the first nine months of 2008 despite the world-wide market turmoil. While economic conditions in the various countries differ widely, the Central and Eastern Europe (CEE) business segment is generally still characterised by healthy growth. Business volume and results have risen steadily over the past quarters. Cost efficiency has been kept at a high level despite investment in organic growth, and risks have remained well within our expectations.

Our two recent acquisitions in Kazakhstan and Ukraine are fully consolidated for the first nine months of 2008. These acquisitions reflect our commitment to particularly promising markets, through banks which have already attained strong market positions. We have strengthened the basis for sustainable growth in the long term while further diversifying our business portfolio. It now encompasses countries with widely varying profiles, including EU member states and candidates for EU membership which have made very good progress in convergence; large countries such as Turkey and Russia, where the banking industry is growing strongly; and now also countries in Central Asia which are rich in raw materials and enjoy bright prospects in a long-term perspective.

Business volume measured by risk-weighted assets (RWA pursuant to Basel I) expanded by 25.5% in the first nine months of 2008 as compared with the preceding year-end; in the old consolidation perimeter (excluding the two newly added banks), the volume growth was 7.2%, with more than half of this growth originating in Russia. Considerable growth was also achieved in Bulgaria and Romania.

In the first three quarters of 2008, **operating income** rose by 41.3% at current exchange rates to over €3.4 billion as a result of the newly consolidated companies. In the old perimeter, operating income grew by 22.1% at constant exchange rates and perimeter. The main contribution to growth came from **net interest,** which was 48.7% higher than a year before (in the new perimeter, versus 26.3% at constant exchange rates and perimeter). In six countries, the growth rate reached 30% or more at constant exchange rates, with Russia achieving the strongest increase (+48.8%). **Net commissions** in the first nine months of 2008 stood at €857 million, which was 25.8% (old perimeter: 12.7% at constant exchange rates) higher than in the same period of the previous year. Trends in the various countries differed according to the relative importance of the generally weak securities and new issue business; commercial services such as cash management and loan commissions developed favourably. There was a particularly strong increase in Turkey, where Yapı Kredi Bank is the undisputed and innovative market leader in commercial services including credit card business, foreign trade financing, leasing and factoring.

Trading profit in the first nine months of 2008 increased by 65.6% to €207 million, representing a 35% increase in the old perimeter, at constant rates. This includes the full impact of the global financial crisis with its significant widening of credit spreads on high-yield securities (emerging markets, corporates or currencies) - leading to fair value adjustments reflecting the decoupling from the fundamentals.

The increase in **operating costs** compared with the same period of the previous year was 34.7% in the new consolidation perimeter and 18.7% in the old perimeter at constant exchange rates, thus remaining well below the growth in revenues. The cost/income ratio therefore improved to 48.4% in the old perimeter and now stands at 47.5% in the new perimeter. This development is to be seen against the background of our ongoing branch network expansion programme and our investments to unlock further cross-regional synergies. The number of FTE employees in the old consolidation perimeter increased by 10%. The two newly included banks (ATF in Kazakhstan and USB in Ukraine) added 273 and 461 branches, respectively, and a total of 5,296 and 9,881 employees (FTE), respectively, to the network. The cost/income ratio of the new banks was 38.2% and 43.9%, respectively.

Net write-downs of loans in the first three quarters of 2008 reached €323 million, versus €149 million in the comparable period of 2007; the inclusion of ATF/Kazakhstan accounted for €85.4 million of this total, and USB/Ukraine for €40.9 million. It is to these initial levels that the UniCredit business model with its strict risk policies and processes will be applied. In the old consolidation perimeter, net write-downs of loans were €197 million, €48 million higher than a year before where the income statement benefited from a net release of loan

Income Statement

(€ million)

CEE DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE % ON FIRST 9 MONTHS '07 ACTUAL	CHANGE % ON FIRST 9 MONTHS '07 NORMALIZED[1]	2008 Q3	2008 Q2	2007 Q3	CHANGE % ON Q3 '07 ACTUAL	CHANGE % ON Q3 '07 NORMALIZED[1]
Operating income	3,411	2,414	+ 41.3%	+ 22.1%	1,266	1,126	844	+ 50.0%	+ 25.9%
Operating costs	-1,620	-1,203	+ 34.7%	+ 18.7%	-563	-544	-414	+ 36.0%	+ 18.9%
Operating profit	1,791	1,211	+ 47.9%	+ 25.4%	703	582	430	+ 63.5%	+ 32.6%
Net write-downs on loans	-323	-149	+ 116.8%	+ 35.1%	-124	-96	-80	+ 55.0%	+ 5.1%
Profit before tax	1,534	1,024	+ 49.8%	+ 34.8%	608	506	345	+ 76.2%	+ 49.1%
Profit (Loss) for the period	1,229	835	+ 47.2%	+ 32.3%	487	416	284	+ 71.5%	+ 47.8%

1. At constant exchange rates and perimeter.

Balance Sheet

(€ million)

CEE DIVISION	AMOUNTS AS AT 09.30.2008	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007	CHANGE ON DEC '07 AMOUNT	CHANGE ON DEC '07 %
Total Loans	81,330	74,515	62,169	19,161	+ 30.8%
o.w. with customers	*66,683*	*60,945*	*50,638*	*16,045*	*+ 31.7%*
Customer deposits (incl. Securities in issue)	54,766	51,280	46,262	8,504	+ 18.4%
Total RWA	71,958	66,107	58,891	13,067	+ 22.2%
RWA for Credit Risk	69,793	64,013	55,632	14,161	+ 25.5%

Key Ratios and Indicators

CEE DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE AMOUNT	CHANGE %
EVA (€ million)	621	437	184	+ 42.0%
Absorbed Capital (€ million)	5,811	3,913	1,899	+ 48.5%
RARORAC	14.24%	14.90%	-66bp	
Operating Income/RWA (avg)	6.98%	7.02%	-4bp	
Cost/Income	47.5%	49.8%	-230bp	
Cost of Risk	0.68%	0.46%	22bp	
Tax rate	19.9%	18.5%	140bp	

Staff Numbers

CEE DIVISION	AMOUNT AS AT 09.30.2008	AMOUNT AS AT 06.30.2008	AMOUNT AS AT 12.31.2007	CHANGE ON DEC '07 AMOUNT	CHANGE ON DEC '07 %
Full Time Equivalent (KFS group 100%)	56,226	56,245	43,647	12,579	+ 28.8%
Full Time Equivalent (KFS Group proportional)	45,942	46,121	33,796	12,146	+ 35.9%

loss provisions in Croatia. Although the provisioning charge increased as a result of general expansion, and especially on account of strong efforts to boost retail banking and business with small and medium-sized companies, the cost of risk (on average RWA) is still very low on all definitions: 0.68% including Kazakhstan and Ukraine, 0.47% in the old perimeter.

In the CEE Division, the combination of organic and external growth and only modest increase in costs led to an increase of 49.8% in **profit before tax** for the nine months of 2008, to a total of €1,533.7 million including the two new banks, while the increase at constant rates and perimeter was 34.8%.

The good operating performance of the CEE Division and the increased profitability in first nine months of 2008 translated into an increase in value creation of 42% over the first nine months of 2007, with **EVA** standing at €621 million and the **RARORAC** at 14,24%.

CEE Division (Continued)

Turkey

2008 has been witnessing three different quarters in terms of operating environment. In Q1 2008, Turkey saw generally favorable operating conditions with declining interest rates coupled with strong lending growth. In Q2 2008, with the start of deterioration in global liquidity conditions not yet affecting Turkey, Turkey had less favorable operating conditions in terms of interest rate evolution, mainly driven by political uncertainty related to the closure case of AKP, the ruling party. In Q3 2008, despite the favorable outcome of the AKP closure case by the Constitutional Court, positive sentiment in Turkey was dampened by intensifying global financial turmoil, paving the way for modest growth expectations in the remainder of 2008 and 2009 for the Turkish banking sector, depending on weakening economic prospects.

Results

During the first nine months of 2008, Koç Financial Services (KFS) contributed €251 million to UniCredit Group net income, +31.8% y/y at constant exchange rates. Revenues reached €738 million indicating a growth of 25.4% y/y, driven by 20.7% y/y increase in net interest income and 33% y/y increase in fee and commission income. In light of increased focus on cost control, total costs came in at €349 million with 19% y/y growth, despite the continuation of the accelerated branch expansion plan. As a result, the cost/income ratio declined to 47% from 50% in 9M07.

Starting from Q2 2008, Yapi Kredi Bank (YKB) started taking preventive measures to sustain growth and profitability in light of economic slowdown and macro/political uncertainty. In terms of pricing and profitability, YKB started to reprice upwards both retail and corporate loans as well as lending fees & commissions. To manage asset quality, Yapi Kredi Bank (YKB) started implementing more selective criteria with regards to underwriting and monitoring, reduced branch authority in SME and individual lending, strengthened the collections process in credit cards and SMEs as well as reducing exposure to certain more exposed sectors such as textile, construction and transportation. On the cost management front, YKB took active steps to further accelerate cost containment initiatives. Together with this, YKB also took active measures to increase efficiency (increase of Headcount release target to ~750 headcount, freeze on new HQ hires). For the remainder of 2008 and 2009, YKB will continue to devote significant attention to cost containment and credit risk management.

Branch network expansion is one of the key pillars of YKB's strategy. In light of this strategy, an accelerated branch expansion plan was launched in July 2007 with the aim of reaching 1,000 branches by 2010. As of the end of September 2008, with 835 branches YKB has the 4th largest branch network in Turkey with 9.8% market share in terms of number of branches. 159 branches were opened in 2008 as of end of September in line with the plan. With an aim to further increase efficiency within its distribution network and improve customer satisfaction, YKB had launched an aggressive transaction migration project in July 2007. The project emphasizes a stronger focus on alternative delivery channels (ADC). Aggressive transaction migration to ADC continues to bring incremental benefits despite accelerated branch expansion. As a result, YKB reduced the share of branches in total transactions from 39% in July 2007 to 32% as of September 2008.

YKB is well positioned in terms of funding, liquidity and capitalization. The Bank's loans/deposits ratio is comfortable at 91% as of September 2008 on a consolidated basis and lower compared to the average of its peers. In early August 2008, YKB finalized the process of a €920 million YTL capital increase through a rights issue with 100% subscription. The capital increase was undertaken with the aim of supporting the Bank's long-term growth plans and leadership ambitions as well as strengthening the capital base to provide additional capital cushion in light of rapidly changing regulatory environment and financial volatility.

As of September 2008, YKB's capital adequacy ratio is 15.4% at Bank level and 13.7% at Group level.

In accordance with its international funding strategy for 2008, YKB successfully secured a dual-tranche multi-currency syndicated loan facility in September 2008 amounting to USD 1,000 million (USD 800 million replaced YKB's 1 year syndicated loan facility dated September 2007 and the remaining USD 200 million was new financing). YKB intends to repay in full its €700 million USD syndicated loan which will be maturing in December 2008 and tap the market in the first quarter of 2009 for a new syndication.

Retail business

As of Q3 2008, retail loans (including SME lending) constituted 29% (vs 25% at YE07) of total cash loans while credit cards constituted 21% (vs 24% at YE07) of total cash loans.

YKB has been consistently increasing its market shares in consumer loans since the second half of 2007 with the return of commercial focus to its network following

the completion of post-merger integration. Between March 2007 and September 2008, YKB's market share increased from 5.6% to 7.6% in total consumer loans (from 3.4% to 6.4% in general purpose loans, from 6.8% to 8.2% in mortgage loans and from 8.1% to 11.3% in auto loans).

Through a dedicated service model with ~1,100 specialized relationship managers and unique product offerings, YKB is strong in SME banking driven by a consistent focus on lending as well as branch expansion. YKB offers SME customers a variety of loan products with tailored payback periods and specialized consultancy services free of charge (Basel II meetings, SME fairs, training opportunities).

In the first nine months 2008, YKB continued its strategy of maintaining leadership in credit cards with growing focus on profitability. Yapı Kredi's credit card platform World is the 8th largest credit card programme in Europe with $23.5 bln of issuing volume in 2007, according to the Nilson report. The Bank initiated a number of growth initiatives in credit cards starting from 2007: brand re-positioning, direct sales force expansion and co-branding partnerships with Vakıfbank, Anadolu Bank and Fortis. These agreements are supporting YKB in further increasing its card penetration, offering a stronger value proposition and strengthening the brand image of Worldcard. Through the implementation of such agreements, the total number of World branded credit cards in the market already exceeded 10 million, making World Turkey's largest credit card brand network. As of September 2008, YKB remains the leader in credit cards in terms of issuing volume with 21.8% market share, number of credit cards with 18.2% market share and number two in terms of acquiring volume with 22.2% market share.

Corporate business

As of Q3 2008, corporate and commercial (large and medium corporate) loans constituted 49% (vs 50% at end 2007) of total cash loans.

In this segment, from January 2008 onwards YKB started upward loan pricing of cash and non-cash loans as one of its preventive measures to sustain profitability and preserve value generation. The Bank selectively slowed big ticket corporate lending due to price-driven profitability concerns and increased its focus on cash management products and high margin areas including trade finance, project finance and acquisition finance as well as leveraging leasing and factoring products.

Russia

In Q3 2008 the implications of the global financial market turmoil and the credit crunch also influenced the Russian economy and the development of the Russian banking sector. Increasing inflationary pressure and the deceleration of the monetary base growth induced the Central Bank of Russia and the Russian government to adopt a restrictive monetary policy and measures to curb inflation. Increasing inflationary pressures reduce households' propensity to save and induce them to switch to current consumption. Thus retail sales have kept growing at a fast rate since the beginning of the year.

In the period January to August 2008, the top 50 banks of the Russian banking industry for the first time showed lower y/y growth rates in the most important balance sheet positions. Total banking assets increased during this period by 20.8%, almost 11 percentage points lower y/y. While corporate lending business basically grew at the same pace as in 2007, retail loans slowed down to 26.1% from 33.7% in 2007. Only in corporate deposit business did growth rates accelerate significantly to 53.8% compared to 39.1% in the previous period, driven by the development in foreign banks and state-owned banks. Retail deposits in the top 50 banks decelerated by 5.6% y/y to just 13.1%, driven mainly by the above mentioned trend to higher current consumption.

ZAO UniCredit Bank is one of Russia's leading universal banks. During 2007 the bank was fully integrated into the UniCredit Group and by the year-end finally rebranded from International Moscow Bank to ZAO UniCredit Bank. The bank maintains a country wide network of 80 outlets - plus one Representative Office in Minsk, Belarus - serving more than 580,000 individuals and SME clients and 4,000 companies with its comprehensive banking products and services.

As of August 2008, ZAO UniCredit Bank is the ninth-largest bank in Russia by total assets. During the first eight months of 2008 UniCredit Bank grew significantly faster than the banking sector and improved its market shares. Total assets rose by 36.8% compared to 20.8% of the Top 50 banks. Especially lending business in retail and corporate, both growing by more than +54% resulted in increased market share.

Results

In the first nine months of 2008 the bank achieved gross operating profit of €287.6 million which at constant exchange rates is 46.3% above the result for the same period last year.

CEE Division (Continued)

This good performance was driven by dynamically growing business volumes in all segments and business lines. Continuous growth is a result of the permanent improvement and enlargement of the bank's product and service portfolio as well as accelerated client acquisition supported by the increase in regional coverage through ongoing network expansion. Since Q3 2007 the network has increased by 21 to the current 80 outlets and the client base has grown by more than 60% over the last 12 months. The number of staff increased y/y by 34% to 3.418 employees.

Cumulated revenues in September of €464.9 million were up by 47.5% y/y (at constant exchange rates). The increase was driven by strong flows of interest income and also commission income, offsetting a decline in the trading result significantly impacted by the negative revaluation of the securities portfolio in the turbulent international financial markets environment.

Total assets rose to €14.2 billion and are 66.1% higher than in Q3 2007. Driven by both retail and corporate loans, gross loan volume rose by 68.6% to €10.8 billion from Q3 2007 and deposits increased in the same period by 48.2% to €7.3 billion. In Q3 2008 the bank recorded growth of 15.4% in gross loans and 7.3% in deposits.

In terms of efficiency, the cost-income ratio again improved to the excellent level of 38.1% despite ongoing network expansion.

Corporate business

In Q3 2008 UniCredit Bank Russia again strengthened its position in business with corporate customers backed by substantial growth in lending, primarily due to steadily growing demand from mid-sized regional corporate customers. The corporate loan book stood at €7.9 billion while customer deposits reached the level of €5.5 billion. As of the beginning of Q3 UniCredit Bank was ranked sixth in terms of corporate lending and held a market share of around 2.4% (increased by approx. 40bp y/y), strongly improved especially since beginning of 2008 when it stood at 2.13%. The market share for corporate accounts and deposits increased in the same period from 2.38% to 2.58% (up by 49bp y/y). As of the beginning of Q3 the bank held the seventh position in the market.

UniCredit Bank is the bank of choice for over 100 out of the top 200 Russian companies (by sales) and its share in the top-50 is around two thirds. Being a member of an international banking group with a large customer base the bank pays particular attention to expanding its business with international companies operating in Russia. The key initiatives in the corporate business are directed at accelerated growth with focus on profitability and quality.

Retail business

Accelerated development of retail business is a key strategic target of ZAO UniCredit Bank. Retail business volumes, including SMEs, are growing rapidly. Key products are car loans, residential mortgages and credit cards. In all these products the bank achieved growth rates notably ahead of the banking market.

The retail loan portfolio rose to more than €2.2 billion in Q3 2008, primarily driven by housing loans, which grew by 135%, up to €576 million. Deposits from customers significantly increased over the last twelve months by 22% to €1.5 billion. By the beginning of Q3 2008 UniCredit Bank managed to increase its retail lending market share from 1.45% to 1.77%, y/y the increase stands at even 55bp. The market share in deposits has remained stable at 0.54%.

Since September 2007 the customer base has increased by more than 60% to almost 583,000 clients with particularly strong growth rates in the regions. During the first nine months of 2008 more than 160 thousand new customers were acquired. In order to achieve this growth the bank launched a number of partnership programs to boost loan sales throughout the growing distribution network and increase partnerships especially with car manufacturers and their specialized finance companies. The overall number of outlets increased from 64 to 80 and will further grow to above 100 until the end of the year. The main focus for the remaining months of 2008 is put on accelerated network development, improvement and development of the product range and maintaining the high level of customer service quality.

Divisione Poland's Markets

Financial Performance

The Poland's Markets Division manages the UniCredit Group's operations in Poland and Ukraine.

In Poland, thanks to Bank Pekao, the UniCredit Group has a market share of 15% and is the leading bank in terms of total assets, loans to customers and assets under management. The bank has a nationwide network of more than 1,100 branches, a strong presence in all the country's major cities and Poland's biggest ATM network (some 1,900 ATMs, available to customers of UCG banks free of charge), enabling their customers to have full flexibility and easy access to bank channels all over the country.

On June 16, 2008 UniCredit transferred its majority shareholding in Bank BPH to GE Money Bank - the Polish bank belonging to the global consumer lending division of General Electric -. Bank BPH is a universal bank with a network of 201 branches. As of December 31, 2007 Bank BPH had total assets of €3.6 billion, loans of €1.7 billion, deposits of €1.6 billion and shareholders' equity of €0.4 billion.

As of the same date, BPH TFI had total assets under management of €1.8 billion. The sale of UniCredit's shareholding in Bank BPH was the final step to fulfill the agreement signed on April 19, 2006 between the Ministry of State Treasury of the Republic of Poland and UniCredit.

In Ukraine, UniCredit Group has a market share slightly above 1% in terms of total assets and loans to customers through UniCredit Ukraine Bank. Corporate Banking is now the core business of the UniCredit Group in Ukraine, contributing about two-thirds of revenues and accounting for a 1.5% market share of corporate loans. Retail banking is in the start-up phase of its development and has strong potential for further growth. UniCredit Ukraine Bank has shown higher than market growth in corporate and retail business volumes, despite the merger process concluded in September 2007.

At September 30, 2008 the Poland's Markets Division posted YTD profit for the period of €711 million representing a decrease of 11.8% y/y at constant exchange rates.

The Division's YTD operating income totaled €1,730 million at September 30, 2008, the result composed of:

- net interest which rose by 4.2% y/y in M9 2008 YTD at constant exchange rates primarily due to the good commercial performance, which resulted in customer loans growth of 10% over end 2007;
- net fees and commissions which fell by 26.1 % y/y decrease from M9 2007 at constant exchange rates due to the strong decline in mutual funds due to market conditions.

Operating costs remain under control, increasing by only 2.8% y/y at constant exchange rates, below the inflation level.

At the end of September 2008, there were 21,925 (FTE) employees a reduction of 326 FTE from December 2007, mainly due to natural attrition in Bank Pekao.

Efficiency remains high with cost-income ratio reaching 46.6% in M9 2008, an increase of 2.9% over the same period of 2007.

Income Statement (€ million)

POLAND'S MARKETS DIVISION	FIRST 9 MONTHS 2008	FIRST 9 MONTHS 2007	CHANGE % ON Q3 '07 ACTUAL	CHANGE % ON Q3 '07 AT CONSTANT EXCHANGE RATE	2008 Q3	2008 Q2	2007 Q3	CHANGE % ON Q3 '07 ACTUAL	CHANGE % ON Q3 '07 AT CONSTANT EXCHANGE RATE
Operating income	1,730	1,619	+ 6.9%	- 3.8%	608	580	560	+ 8.6%	- 5.0%
Operating costs	-806	-708	+ 13.8%	+ 2.8%	-285	-276	-241	+ 18.3%	+ 4.6%
Operating profit	924	911	+ 1.4%	- 9.0%	323	304	319	+ 1.3%	- 12.2%
Net write-downs on loans	-45	-68	- 33.8%	- 39.1%	-13	-19	-17	- 23.5%	- 38.9%
Profit before tax	878	890	- 1.3%	- 11.7%	310	299	305	+ 1.6%	- 11.8%
Profit (Loss) for the period	711	721	- 1.4%	- 11.8%	248	243	253	- 2.0%	- 15.4%

Divisione Poland's Markets (Continued)

At September 30, 2008 the Division's loans to customers totaled €21.8 billion, a 12% *increase over December* 31, *2007*, while deposits from customers (including securities in issue) stood at €26.1 billion, a 0.9% decrease from the level of December 31, 2007.

The Division reached good results in M9 2008 also in terms of value creation, with EVA at € 314 million and RARORAC at 32.6%, down by 10.7% from 2007, still being one of the highest in the Region.

The UniCredit Group is placing a strong emphasis on Ukraine in light of the enormous growth potential of the local market. In September 2007 the legal and operational merger between UniCredit UA and HVB UA was completed, creating the new Bank UniCredit Ukraine with a market share in loans of about 1%.

Throughout 2008 the bank was committed to expanding its retail business and has launched a retail network development project in all of Ukraine's major cities. The project includes an integrated IT platform, consisting of a network, a local core, SSB cards, and Euronet ATMs, along with a customized integration layer and front-end, a central back office, a new call center and a standardized branch model designed according to best-practice international standards.

Balance Sheet (€ million)

	AMOUNTS AS AT			CHANGE ON DEC '07	
POLAND'S MARKETS DIVISION	*09.30.2008*	*06.30.2008*	*12.31.2007*	AMOUNT	%
Total Loans	26,045	25,067	24,005	2,040	+ 8.5%
o.w. with customers	*21,768*	*21,311*	*19,386*	*2,382*	*+ 12.3%*
Customer deposits (incl. Securities in issue)	26,126	26,530	25,896	230	+ 0.9%
Total RWA	26,666	27,059	25,726	940	+ 3.7%
RWA for Credit Risk	25,205	26,030	23,978	1,227	+ 5.1%

Key Ratios and Indicators

	FIRST 9 MONTHS		CHANGE	
POLAND'S MARKETS DIVISION	2008	2007	AMOUNT	%
EVA (€ million)	314	315	-1	- 0.3%
Absorbed Capital (€ million)	1,287	971	316	+ 32.5%
RARORAC	32.59%	43.33%	-1074bp	
Operating Income/RWA (avg)	8.73%	11.11%	-238bp	
Cost/Income	46.6%	43.7%	290bp	
Cost of Risk	0.24%	0.48%	-24bp	
Tax rate	19.0%	19.0%	0bp	

Staff Numbers

	AMOUNT AS AT			CHANGE ON DEC '07	
POLAND'S MARKETS DIVISION	09.30.2008	06.30.2008	*12.31.2007*	*AMOUNT*	%
Full Time Equivalent	21,925	22,184	22,249	-324	- 1.5%

Subsequent Events

On October 5th, Board of Directors approved a series of measures which will significantly reinforce its capital position. The plan envisages capital-strengthening actions for an aggregate amount of up to €6.6 billion.

The capital-strengthening initiatives include:

- Payment of dividends related to our 2008 earnings in new shares for an expected aggregate amount of €3.6billion;
- Placement of a €3billion issue of Core Tier 1 "Convertible Equity Instruments" (so-called "CASHES") with a group of institutional investors. UniCredit has a specific interest in ensuring the full success of the capital increase, including through a commitment by a third party to fully subscribe for those shares that may remain unsubscribed at the end of the auction process. The third party would act in the context of a direct or indirect issue of equity-linked instruments (so-called "CASHES"), with maturity date mid December 2050.

The Extraordinary Shareholders' Meeting will be asked to approve a capital increase of €973 million new ordinary shares at a price of €3.083 per share (the reference price of the shares at the close of the market on the Italian Stock Exchange on Friday, October 3, 2008), of which €2.583 represents share premium.

Outlook

The deepening global financial crisis and the serious repercussions on all major countries' real economies have caused widespread cuts in the growth estimates by leading international organizations for the period 2008-2009. Despite the concerted action by central banks and the coordinated response by all main governments to "bail out" their banking systems, protect savers and restore market confidence, the next few months will most probably see a recession in the US and in the most important EU countries. The deterioration in the business cycle, which will last for most of 2009, should however also herald a gradual monetary easing. The Federal Reserve has already further cut Fed Funds rates to 1% and will likely keep them unchanged for most of 2009, while rates in the Euro area should keep falling also after the seconded 50 bps cut in November (to 3.25%), down to 2.50% in the second half of next year.

Against this backdrop, the impact of these trends on 2008 European bank profits will be substantial, because of the large drop in non-interest income and of lower net interest income growth from higher cost of funding. In addition, we expect that in 2009 the recession will negatively impact business volumes, however this deterioration should be partly offset by a partial increase in non-interest income, thanks to the expected recovery of equity markets. We also expect to see further increases in loan writedowns, a trend which started at the end of 2007 and continued throughout the first part of 2008. Overall, bank revenues should decrease further in Italy, Germany and Austria this year with only a partial improvement in 2009.

Given this extremely difficult environment, the Group is determined, on the one hand, to strengthen its capital base and, on the other, to achieve further efficiency gains in its cost structure in order to offset, wholly or in part, shortfalls in revenue generation. In the coming months the Group will be engaged both in completing initiatives underway, e.g., finalizing the capital increase, and in identifying further measures to improve its capital ratios. Rationalization of the Group's cost structure will be matched by a strengthening of its commercial banking mission to serve its customers while bearing in mind the specific characteristics of the markets in which it operates.

Milan, November 11th, 2008

THE BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO

Further Information

The consolidated quarterly report as at 31 March 2008, which is presented in reclassified or condensed form, was prepared under IFRS.

For consolidation purposes, the Accounts as at 31 March 2008 of the Parent Company and subsidiaries were used and were properly reclassified and adjusted to take into account consolidation requirements, and modified as necessary to bring them into line with Group accounting principles.

The quarter under review was considered as a separate period, and thus the income statement reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which the accounts did not fully reflect the reporting of items on an accruals basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

All intercompany balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to net other income/expenses, if not related to interests or commissions.

This quarterly report is not audited by the external auditors.

Declaration by the Nominated Official in charge of drawing up Company Accounts

The undersigned, Ranieri de Marchis, in his capacity as the nominated official in charge of drawing up UniCredit SpA's company accounts.

DECLARES

as prescribed by §154bis, 2 of the Testo unico delle disposizioni in materia di intermediazione finanziaria [the "Single Financial Services Act"] that the Consolidated Quarterly Report at September 30, 2008 agrees with the documentary records, ledgers and accounting data.

Milan, November 11th, 2008

Nominated Official in charge
Of drawing up Company Accounts
RANIERI DE MARCHIS

Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: Grafiche Milani SpA (Segrate)
December 2008

Pictures

Cover and sorter pages
Courtesy Education Department of the Castello di Rivoli Contemporary Art Museum

Top managers
Courtesy Ferruccio Torboli (UniCredit Group)

UniCredit Group

END